SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 24.9%		
Advertising Services — 0.0%		
Getty Images*	10	$ —
Total Advertising Services		—
Aerospace/Defense — 0.7%		
Boeing	164	15
General Dynamics	120	9
Rockwell Collins	150	10
Total Aerospace/Defense		34
Aerospace/Defense-Equipment — 0.2%		
Alliant Techsystems*	100	9
Goodrich	20	1
Total Aerospace/Defense-Equipment		10
Agricultural Chemicals — 0.3%		
Agrium	150	6
Monsanto	160	9
Total Agricultural Chemicals		15
Agricultural Operations — 0.0%		
Archer-Daniels-Midland	41	1
Total Agricultural Operations		1
Airlines — 0.1%		
AMR*	150	5
UAL*	10	—
Total Airlines		5
Applications Software — 0.2%		
Citrix Systems*	30	1
Intuit*	10	1
Microsoft	290	8
Satyam Computer Services ADR	10	—
Total Applications Software		10
Audio/Video Products — 0.1%		
Harman International	40	4
Total Audio/Video Products		4
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	70	3
Total Beverages-Non-Alcoholic		3
Brewery — 0.2%		
Molson Coors Brewing, Cl B	100	9
Total Brewery		9
Broadcast Services/Programming — 0.0%		
Clear Channel Communications	1	—
Total Broadcast Services/Programming		—
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	30	4
Total Building Products-Cement/Aggregate		4

Description	Shares	Value (000)
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	50	$ 4
Total Building Products-Light Fixtures		4
Building-Heavy Construction — 0.0%		
Washington Group International*	10	1
Total Building-Heavy Construction		1
Building-Residential/Commercial — 0.1%		
DR Horton	50	1
Lennar, Cl A	25	1
Pulte Homes	40	1
Total Building-Residential/Commercial		3
Cable TV — 0.1%		
Comcast, Cl A*	90	2
DIRECTV Group*	117	3
Total Cable TV		5
Casino Hotels — 0.1%		
MGM Mirage*	110	8
Total Casino Hotels		8
Casino Services — 0.1%		
International Game Technology	140	6
Total Casino Services		6
Cellular Telecommunications — 0.4%		
NII Holdings*	300	22
Total Cellular Telecommunications		22
Chemicals-Diversified — 0.2%		
E.I. du Pont de Nemours	113	6
Lyondell Chemical	10	—
Nova Chemicals	150	5
Total Chemicals-Diversified		11
Chemicals-Specialty — 0.1%		
Hercules*	30	1
Lubrizol	100	5
Total Chemicals-Specialty		6
Coal — 0.1%		
Arch Coal	10	—
Consol Energy	150	6
Total Coal		6
Commercial Banks-Southern US — 0.1%		
Colonial BancGroup	300	7
Total Commercial Banks-Southern US		7
Commercial Services — 0.0%		
ChoicePoint*	20	1
Total Commercial Services		1

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Computer Services — 0.4%		
Ceridian*	200	$ 7
Cognizant Technology Solutions, Cl A*	155	14
Unisys*	20	—
Total Computer Services		21
Computers — 0.8%		
Apple*	170	16
Dell*	110	2
Hewlett-Packard	363	15
International Business Machines	59	6
Rackable Systems*	20	—
Total Computers		39
Computers-Integrated Systems — 0.1%		
Brocade Communications Systems*	750	7
Total Computers-Integrated Systems		7
Computers-Memory Devices — 0.2%		
EMC*	210	3
Network Appliance*	50	2
Seagate Technology	200	5
Smart Modular Technologies*	20	—
Total Computers-Memory Devices		10
Consumer Products-Miscellaneous — 0.0%		
Clorox	14	1
Total Consumer Products-Miscellaneous		1
Containers-Metal/Glass — 0.1%		
Owens-Illinois*	200	5
Total Containers-Metal/Glass		5
Containers-Paper/Plastic — 0.1%		
Sealed Air	200	6
Total Containers-Paper/Plastic		6
Cruise Lines — 0.1%		
Carnival	67	3
Total Cruise Lines		3
Data Processing/Management — 0.1%		
Automatic Data Processing	80	4
Fair Isaac	10	—
Total Data Processing/Management		4
Dental Supplies & Equipment — 0.0%		
Patterson*	10	—
Total Dental Supplies & Equipment		—
Diagnostic Equipment — 0.0%		
Gen-Probe*	25	1
Total Diagnostic Equipment		1

Description	Shares	Value (000)
Dialysis Centers — 0.0%		
DaVita*	10	$ 1
Total Dialysis Centers		1
Disposable Medical Products — 0.0%		
C.R. Bard	25	2
Total Disposable Medical Products		2
Distribution/Wholesale — 0.0%		
Fastenal	30	1
Total Distribution/Wholesale		1
Diversified Manufacturing Operations — 0.6%		
3M	66	5
Dover	70	4
General Electric	230	8
Honeywell International	69	3
Illinois Tool Works	84	4
Tyco International	159	5
Total Diversified Manufacturing Operations		29
E-Commerce/Services — 0.0%		
Expedia*	31	1
Total E-Commerce/Services		1
Electric Products-Miscellaneous — 0.0%		
Emerson Electric	57	2
Total Electric Products-Miscellaneous		2
Electric-Generation — 0.1%		
AES*	127	3
Total Electric-Generation		3
Electric-Integrated — 0.9%		
Alliant Energy	150	7
Centerpoint Energy	350	6
Dominion Resources	35	3
DTE Energy	150	7
Duke Energy	119	3
Entergy	46	5
OGE Energy	150	6
PPL	200	8
TXU	2	—
Total Electric-Integrated		45
Electronic Components-Miscellaneous — 0.0%		
Celestica*	50	—
Flextronics International*	60	1
Jabil Circuit	10	—
Total Electronic Components-Miscellaneous		1
Electronic Components-Semiconductors — 0.3%		
DSP Group*	40	1
Intel	25	—
International Rectifier*	10	—
MEMC Electronic Materials*	100	6
Nvidia*	62	2
PMC-Sierra*	70	1

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)	Description	Shares	Value (000)
Electronic Components-Semiconductors — continued			**Finance-Credit Card — 0.1%**		
QLogic*	140	$ 2	American Express	89	$ 5
Semtech*	50	1	Total Finance-Credit Card		5
Xilinx	60	2			
Total Electronic Components-Semiconductors		15	**Finance-Investment Banker/Broker — 0.5%**		
			Citigroup	87	4
Electronic Forms — 0.2%			Goldman Sachs Group	3	1
Adobe Systems*	235	10	Greenhill	10	1
Total Electronic Forms		10	JPMorgan Chase	152	7
			Lazard, Cl A	230	12
Electronic Measuring Instruments — 0.1%			Morgan Stanley	10	1
Agilent Technologies*	200	7	optionsXpress Holdings	20	—
Total Electronic Measuring Instruments		7	Total Finance-Investment Banker/Broker		26
Electronic Parts Distribution — 0.1%			**Finance-Mortgage Loan/Banker — 0.0%**		
Arrow Electronics*	100	4	Fannie Mae	40	2
Avnet*	10	—	Total Finance-Mortgage Loan/Banker		2
Total Electronic Parts Distribution		4			
			Finance-Other Services — 0.1%		
Electronics-Military — 0.0%			Asset Acceptance Capital*	40	1
L-3 Communications Holdings	19	2	NASDAQ Stock Market*	105	3
Total Electronics-Military		2	Total Finance-Other Services		4
Energy-Alternate Sources — 0.1%			**Financial Guarantee Insurance — 0.1%**		
Covanta Holding*	200	4	AMBAC Financial Group	35	3
Total Energy-Alternate Sources		4	MGIC Investment	35	2
			Total Financial Guarantee Insurance		5
Engineering/R&D Services — 0.1%					
Fluor	30	3	**Food-Dairy Products — 0.2%**		
Total Engineering/R&D Services		3	Dean Foods*	178	8
			Total Food-Dairy Products		8
Enterprise Software/Services — 0.4%					
BMC Software*	150	5	**Food-Meat Products — 0.0%**		
Lawson Software*	100	1	Tyson Foods, Cl A	55	1
Oracle*	405	7	Total Food-Meat Products		1
Sybase*	200	5			
Total Enterprise Software/Services		18	**Food-Miscellaneous/Diversified — 0.1%**		
			ConAgra Foods	51	1
Entertainment Software — 0.1%			Unilever	60	2
Activision*	170	3	Total Food-Miscellaneous/Diversified		3
Electronic Arts*	10	1			
Total Entertainment Software		4	**Food-Wholesale/Distribution — 0.1%**		
			Sysco	90	3
Fiduciary Banks — 0.1%			United Natural Foods*	20	1
Mellon Financial	1	—	Total Food-Wholesale/Distribution		4
Northern Trust	100	6			
Total Fiduciary Banks		6	**Forestry — 0.1%**		
			Plum Creek Timber	150	6
Filtration/Separation Products — 0.1%			Total Forestry		6
Pall	100	4			
Total Filtration/Separation Products		4	**Gas-Distribution — 0.0%**		
			WGL Holdings	10	—
Finance-Consumer Loans — 0.1%			Total Gas-Distribution		—
First Marblehead	10	—			
SLM	93	4	**Golf — 0.0%**		
Total Finance-Consumer Loans		4	Callaway Golf	20	—
			Total Golf		—

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Hazardous Waste Disposal — 0.1%		
Stericycle*	35	$ 3
Total Hazardous Waste Disposal		3
Health Care Cost Containment — 0.1%		
McKesson	82	5
Total Health Care Cost Containment		5
Hotels & Motels — 0.1%		
InterContinental Hotels ADR	10	—
Marriott International, Cl A	55	3
Wyndham Worldwide*	10	—
Total Hotels & Motels		3
Human Resources — 0.5%		
Hewitt Associates, Cl A*	300	9
Manpower	100	7
Monster Worldwide*	230	11
Total Human Resources		27
Independent Power Producer — 0.0%		
Calpine*	40	—
Mirant*	10	—
Reliant Energy*	30	1
Total Independent Power Producer		1
Industrial Automation/Robot — 0.0%		
Cognex	20	—
Total Industrial Automation/Robot		—
Industrial Gases — 0.3%		
Air Products & Chemicals	10	1
Praxair	205	13
Total Industrial Gases		14
Instruments-Scientific — 0.1%		
PerkinElmer	300	7
Total Instruments-Scientific		7
Insurance Brokers — 0.0%		
Marsh & McLennan	60	2
Total Insurance Brokers		2
Internet Infrastructure Software — 0.0%		
F5 Networks*	25	2
Total Internet Infrastructure Software		2
Internet Security — 0.1%		
Checkfree*	20	1
Symantec*	180	3
Total Internet Security		4
Investment Management/Advisory Services — 0.1%		
Legg Mason	35	3
Total Investment Management/Advisory Services		3

Description	Shares	Value (000)
Life/Health Insurance — 0.1%		
Cigna	50	$ 7
Total Life/Health Insurance		7
Linen Supply & Related Items — 0.0%		
Cintas	10	—
Total Linen Supply & Related Items		—
Machine Tools & Related Products — 0.1%		
Kennametal	100	7
Total Machine Tools & Related Products		7
Machinery-Construction & Mining — 0.3%		
Caterpillar	120	8
Terex*	121	8
Total Machinery-Construction & Mining		16
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	20	1
Total Machinery-Print Trade		1
Medical Information Systems — 0.2%		
Cerner*	160	8
IMS Health	20	1
Total Medical Information Systems		9
Medical Instruments — 0.2%		
Medtronic	190	9
St. Jude Medical*	10	1
Total Medical Instruments		10
Medical Labs & Testing Services — 0.2%		
Covance*	20	1
Laboratory Corp of America Holdings*	100	7
Total Medical Labs & Testing Services		8
Medical Products — 0.2%		
Baxter International	74	4
Henry Schein*	75	4
Total Medical Products		8
Medical-Biomedical/Genetic — 0.3%		
Celgene*	65	4
Genzyme*	170	10
Invitrogen*	10	1
Medimmune*	10	—
PDL BioPharma*	105	2
Total Medical-Biomedical/Genetic		17
Medical-Drugs — 1.0%		
Allergan	70	8
Angiotech Pharmaceuticals*	60	—
Bristol-Myers Squibb	131	4
Cephalon*	110	8
Pfizer	618	16
Schering-Plough	493	12
Wyeth	97	5
Total Medical-Drugs		53

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-HMO — 0.2%		
UnitedHealth Group	63	$ 3
WellPoint*	66	6
Total Medical-HMO		9
Medical-Outpatient/Home Medical — 0.0%		
Lincare Holdings*	20	1
Total Medical-Outpatient/Home Medical		1
Medical-Wholesale Drug Distributors — 0.3%		
AmerisourceBergen	156	8
Cardinal Health	65	5
Total Medical-Wholesale Drug Distributors		13
Metal Processors & Fabricators — 0.2%		
Commercial Metals	200	6
Precision Castparts	40	4
Total Metal Processors & Fabricators		10
Metal-Aluminum — 0.0%		
Alcoa	60	2
Total Metal-Aluminum		2
Miscellaneous Manufacturing — 0.0%		
Aptargroup	10	1
Total Miscellaneous Manufacturing		1
Multi-Line Insurance — 0.7%		
ACE	35	2
Allstate	63	4
American International Group	57	4
Cincinnati Financial	150	6
Hartford Financial Services Group	28	3
Loews	66	3
Metlife	71	4
XL Capital, Cl A	100	7
Total Multi-Line Insurance		33
Networking Products — 0.1%		
Cisco Systems*	110	3
Total Networking Products		3
Non-Ferrous Metals — 0.2%		
Cameco	190	8
USEC*	30	—
Total Non-Ferrous Metals		8
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	530	7
Total Non-Hazardous Waste Disposal		7
Office Automation & Equipment — 0.0%		
Pitney Bowes	20	1
Total Office Automation & Equipment		1

Description	Shares	Value (000)
Office Supplies & Forms — 0.1%		
Avery Dennison	100	$ 6
Total Office Supplies & Forms		6
Oil & Gas Drilling — 0.1%		
Diamond Offshore Drilling	15	1
Pride International*	20	1
Rowan	10	—
Transocean*	30	3
Total Oil & Gas Drilling		5
Oil Companies-Exploration & Production — 0.4%		
Denbury Resources*	40	1
Mariner Energy*	20	—
Newfield Exploration*	100	4
Southwestern Energy*	280	12
Ultra Petroleum*	35	2
Total Oil Companies-Exploration & Production		19
Oil Companies-Integrated — 0.5%		
BP ADR	26	2
Chevron	19	1
ConocoPhillips	70	5
Exxon Mobil	107	8
Hess	100	5
Occidental Petroleum	99	5
Total Oil Companies-Integrated		26
Oil Field Machinery & Equipment — 0.1%		
Grant Prideco*	35	2
National Oilwell Varco*	40	3
Total Oil Field Machinery & Equipment		5
Oil Refining & Marketing — 0.2%		
Tesoro	100	10
Total Oil Refining & Marketing		10
Oil-Field Services — 0.1%		
Hanover Compressor*	20	—
Helix Energy Solutions*	150	6
Total Oil-Field Services		6
Paper & Related Products — 0.0%		
Abitibi-Consolidated	260	1
Smurfit-Stone Container*	60	1
Total Paper & Related Products		2
Pharmacy Services — 0.2%		
Medco Health Solutions*	14	1
Omnicare	205	8
Total Pharmacy Services		9
Physical Practice Management — 0.1%		
Pediatrix Medical Group*	100	6
Total Physical Practice Management		6
Physical Therapy/Rehabilitation Centers — 0.0%		
Psychiatric Solutions*	40	2
Total Physical Therapy/Rehabilitation Centers		2

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Pipelines — 0.2%		
El Paso	250	$ 4
National Fuel Gas	50	2
Questar	50	4
Spectra Energy	60	2
Total Pipelines		12
Platinum — 0.0%		
Stillwater Mining*	30	—
Total Platinum		—
Printing-Commercial — 0.2%		
RR Donnelley & Sons	262	10
Total Printing-Commercial		10
Property/Casualty Insurance — 0.4%		
Arch Capital Group*	100	7
Safeco	100	7
Travelers	50	2
WR Berkley	200	7
Total Property/Casualty Insurance		23
Publishing-Books — 0.0%		
Scholastic*	10	—
Total Publishing-Books		—
Publishing-Newspapers — 0.0%		
Gannett	31	2
Total Publishing-Newspapers		2
Quarrying — 0.2%		
Vulcan Materials	85	10
Total Quarrying		10
Real Estate Management/Services — 0.1%		
CB Richard Ellis Group, Cl A*	210	7
Total Real Estate Management/Services		7
Reinsurance — 0.4%		
Allied World Assurance Holdings	20	1
Aspen Insurance Holdings	30	1
Axis Capital Holdings	20	1
Berkshire Hathaway, Cl B*	1	3
Montpelier Re Holdings	40	1
PartnerRe	100	6
RenaissanceRe Holdings	100	5
Total Reinsurance		18
REITs-Apartments — 0.1%		
Apartment Investment & Management, Cl A	100	6
Total REITs-Apartments		6
REITs-Hotels — 0.0%		
Host Hotels & Resorts	10	—
Total REITs-Hotels		—

Description	Shares	Value (000)
REITs-Office Property — 0.1%		
Boston Properties	50	$ 6
Total REITs-Office Property		6
REITs-Regional Malls — 0.1%		
CBL & Associates Properties	150	7
Total REITs-Regional Malls		7
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	10	—
Total Rental Auto/Equipment		—
Retail-Apparel/Shoe — 0.4%		
Abercrombie & Fitch, Cl A	100	8
Aeropostale*	85	3
Men's Wearhouse	150	7
Total Retail-Apparel/Shoe		18
Retail-Building Products — 0.2%		
Lowe's	365	11
Total Retail-Building Products		11
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	150	5
Total Retail-Computer Equipment		5
Retail-Consumer Electronics — 0.2%		
Best Buy	160	8
Total Retail-Consumer Electronics		8
Retail-Discount — 0.0%		
Dollar General	94	2
Total Retail-Discount		2
Retail-Drug Store — 0.4%		
CVS	413	14
Rite Aid*	700	4
Total Retail-Drug Store		18
Retail-Major Department Store — 0.2%		
JC Penney	90	7
Sears Holdings*	21	4
Total Retail-Major Department Store		11
Retail-Office Supplies — 0.1%		
Office Depot*	95	3
OfficeMax	10	1
Total Retail-Office Supplies		4
Retail-Pet Food & Supplies — 0.1%		
Petsmart	85	3
Total Retail-Pet Food & Supplies		3
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	150	5
Total Retail-Regional Department Store		5

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Restaurants — 0.3%		
Cheesecake Factory*	20	$ 1
Panera Bread, Cl A*	55	3
Starbucks*	310	9
Total Retail-Restaurants		13
Retail-Sporting Goods — 0.0%		
Dick's Sporting Goods*	30	2
Total Retail-Sporting Goods		2
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	10	—
Total Retirement/Aged Care		—
S&L/Thrifts-Western US — 0.2%		
Washington Federal	250	6
Washington Mutual	55	2
Total S&L/Thrifts-Western US		8
Schools — 0.1%		
ITT Educational Services*	40	3
Total Schools		3
Semiconductor Components-Integrated Circuits — 0.1%		
Cypress Semiconductor*	10	—
Integrated Device Technology*	20	—
Maxim Integrated Products	220	7
Total Semiconductor Components-Integrated Circuits		7
Steel-Producers — 0.1%		
Nucor	50	3
Total Steel-Producers		3
Steel-Specialty — 0.1%		
Allegheny Technologies	26	3
Total Steel-Specialty		3
Super-Regional Banks-US — 0.3%		
Bank of America	85	4
Capital One Financial	88	7
Wells Fargo	115	4
Total Super-Regional Banks-US		15
Telecommunications Equipment — 0.0%		
Andrew*	30	—
Plantronics	30	1
Total Telecommunications Equipment		1
Telecommunications Services — 0.2%		
Amdocs*	185	7
Time Warner Telecom, Cl A*	165	3
Total Telecommunications Services		10
Telephone-Integrated — 0.3%		
AT&T	208	8
Sprint Nextel	35	1

Description	Shares	Value (000)
Telephone-Integrated — continued		
Verizon Communications	134	$ 5
Total Telephone-Integrated		14
Therapeutics — 0.3%		
Gilead Sciences*	170	13
Medicines*	30	1
Total Therapeutics		14
Tobacco — 0.3%		
Altria Group	77	7
Imperial Tobacco Group ADR	70	6
Reynolds American	16	1
UST	53	3
Total Tobacco		17
Tools-Hand Held — 0.1%		
Stanley Works	62	3
Total Tools-Hand Held		3
Toys — 0.0%		
Mattel	42	1
Total Toys		1
Transport-Equipment & Leasing — 0.0%		
GATX	10	—
Total Transport-Equipment & Leasing		—
Transport-Rail — 0.3%		
Burlington Northern Santa Fe	38	3
Canadian Pacific Railway	100	6
CSX	150	6
Total Transport-Rail		15
Transport-Services — 0.1%		
FedEx	3	—
Ryder System	21	1
UTI Worldwide	75	2
Total Transport-Services		3
Veterinary Diagnostics — 0.0%		
VCA Antech*	40	1
Total Veterinary Diagnostics		1
Vitamins & Nutrition Products — 0.1%		
Herbalife*	65	3
Total Vitamins & Nutrition Products		3
Web Hosting/Design — 0.0%		
Equinix*	25	2
Total Web Hosting/Design		2
Web Portals/ISP — 0.4%		
Google, Cl A*	33	15
Yahoo!*	240	8
Total Web Portals/ISP		23
Wireless Equipment — 0.5%		
American Tower, Cl A*	430	17

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Wireless Equipment — continued		
Nokia ADR	112	$ 3
Qualcomm	175	7
Total Wireless Equipment		27
Total Common Stock		
(Cost $1,224)		1,267
FOREIGN COMMON STOCK — 7.1%		
Australia — 0.5%		
BHP Billiton	572	14
Leighton Holdings	481	13
Total Australia		27
Austria — 0.2%		
Voestalpine*	127	9
Total Austria		9
Canada — 0.3%		
Manulife Financial	200	7
Methanex	400	9
Total Canada		16
Denmark — 0.2%		
Danske Bank	200	9
Total Denmark		9
France — 0.5%		
BNP Paribas	118	13
Camaieu	34	12
Societe Generale	5	1
Total France		26
Germany — 0.9%		
Allianz SE	65	13
Deutsche Bank	92	12
Salzgitter	39	6
Siemens	120	13
Total Germany		44
Italy — 0.2%		
Fiat*	483	12
Total Italy		12
Japan — 1.9%		
Alpine Electronics	300	6
BMB	2,000	8
Central Japan Railway	1	11
Daiichikosho	900	10
Hudson Soft*	500	8
Nippon Steel	1,000	7
NTT Data	2	10
Pacific Management	3	7
Sony	200	10
Sumitomo Pipe & Tube	1,000	7
Toyota Motor	200	12
Total Japan		96

Description	Shares/Face Amount (000)	Value (000)
Netherlands — 0.3%		
Royal Dutch Shell, Cl A	501	$ 17
Total Netherlands		17
New Zealand — 0.2%		
Air New Zealand	4,450	7
Total New Zealand		7
Spain — 0.5%		
Banco Bilbao Vizcaya Argentaria	512	13
Banco Santander Central Hispano	729	13
Total Spain		26
Sweden — 0.2%		
Skandinaviska Enskilda Banken, Cl A	300	10
Total Sweden		10
Switzerland — 0.2%		
Credit Suisse Group	129	9
Total Switzerland		9
United Kingdom — 1.0%		
AstraZeneca	231	12
BT Group	1,979	12
CSR*	73	1
Reckitt Benckiser	225	12
Royal Bank of Scotland	352	14
Total United Kingdom		51
Total Foreign Common Stock		
(Cost $360)		359
U.S. TREASURY OBLIGATIONS — 26.4%		
U.S. Treasury Bond		
4.875%, 07/31/11	$ 580	587
U.S. Treasury Notes		
4.625%, 11/15/09	250	250
4.625%, 11/15/16	75	75
4.625%, 02/29/12	265	266
4.625%, 02/15/17	110	110
4.500%, 02/15/36	55	52
Total U.S. Treasury Obligations		
(Cost $1,342)		1,340
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS — 20.1%		
Federal National Mortgage Association		
6.000%, 01/01/37	251	253
5.500%, 01/01/37	516	510
5.000%, 05/01/36	264	256
Total U.S. Government Agency Mortgage-Backed		
Obligations		
(Cost $1,023)		1,019

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Description	Face Amount (000)		Value (000)
FOREIGN BONDS — 8.5%			
Deutschland Republic (EUR)			
4.500%, 01/04/13	316	$	432
Total Foreign Bonds			
(Cost $422)			432
CORPORATE BONDS — 6.3%			
Advanta Capital Trust, Ser B			
8.990%, 12/17/26	$ 11		11
Ahern Rentals 144A			
9.250%, 08/15/13	8		8
Aramark 144A (A)			
8.860%, 02/01/15	7		7
Belden CDT 144A			
7.000%, 03/15/17	7		7
Cascades			
7.250%, 02/15/13	15		15
Coleman Cable 144A (B)			
9.875%, 10/01/12	11		11
Cosan Finance 144A			
7.000%, 02/01/17	4		4
Deluxe, Ser B			
3.500%, 10/01/07	15		15
Denbury Resources			
7.500%, 04/01/13	11		11
Echostar DBS			
6.625%, 10/01/14	15		15
Ford Motor Credit			
7.375%, 10/28/09	15		15
General Motors Acceptance			
7.000%, 02/01/12	15		15
Gregg Appliances			
9.000%, 02/01/13	7		7
Ikon Office Solutions			
7.750%, 09/15/15	8		8
K. Hovnanian			
8.875%, 04/01/12	11		11
Kansas City Southern			
9.500%, 10/01/08	7		7
Mastec 144A			
7.625%, 02/01/17	7		7
Neenah Paper			
7.375%, 11/15/14	12		12
Norampac			
6.750%, 06/01/13	15		15
PGS Solutions 144A			
9.625%, 02/15/15	9		9
Qwest			
8.875%, 03/15/12	15		17
R.H. Donelley			
8.875%, 01/15/16	8		9
Residential Capital 144A (A)			
7.190%, 04/17/09	11		11
Rogers Wireless			
8.000%, 12/15/12	15		16
Sbarro 144A			
10.375%, 02/01/15	7		7
Steel Dynamics 144A (B)			
6.750%, 04/01/15	22		22
TRW Automotive 144A			
7.250%, 03/15/17	6		6
Turanalem Finance 144A			
8.250%, 01/22/37	8		8

Description	Face Amount (000)		Value (000)
CORPORATE BONDS — CONTINUED			
Uno Restaurant 144A			
10.000%, 02/15/11	$ 3	$	3
Xerox Capital Trust I			
8.000%, 02/01/27	11		11
Total Corporate Bonds			
(Cost $321)			320
REPURCHASE AGREEMENT — 6.9%			
Morgan Stanley, 5.140%, dated 03/30/07 to be repurchased on 04/02/07, repurchase price $348,623 (collateralized by a U.S. Government obligation, par value $360,000, 5.500%, 02/18/09; total market value $362,475) (C)	348		348
Total Repurchase Agreement			
(Cost $348)			348
Total Investments — 100.2% †			
(Cost $5,040)			5,085
Other Assets and Liabilities, Net — (0.2%)			(9)
Total Net Assets — 100.0%		$	5,076

* Non-income producing security.
(A) — Variable rate security — the rate reported is the rate as of March 31, 2007.
(B) — Security purchased on a when-issued basis.
(C) — Tri-party repurchase agreement
144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On March 31, 2007, the value of these securities amounted to $110 (000), representing 2.2% of the net assets of the Portfolio.
ADR — American Depositary Receipt
CI — Class
DBS — Direct Broadcast Satellite
EUR — Euro
HMO — Health Maintenance Organization
ISP — Internet Service Provider
R&D — Research and Development
REITs — Real Estate Investment Trusts
S&L — Saving and Loan
Ser — Series
Cost figures are shown with "000's" omitted.
Amounts designated as "—" are either $0 or have been rounded to $0.

† At March 31, 2007, the tax basis cost of the Portfolio's Investments was $5,040,373, and the unrealized appreciation and depreciation were $94,563 and $(50,063), respectively.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

As of March 31, 2007, the Portfolio had the following forward foreign currency contract outstanding:

Maturity Date	Currency to Deliver		Currency to Receive		Unrealized Depreciation	
6/13/2007	EUR	(318,601)	USD	422,713	$	(4,062)
				TOTAL	$	(4,062)

EUR — Euro
USD — U.S. Dollar

The following is a summary of the significant accounting policies followed by the Portfolios.

Security Valuation — Investment securities of a Portfolio, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another valuation methodology is appropriate.

The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs.

Forward Foreign Currency Contracts — The Portfolios may enter into forward foreign currency contracts as hedges against specific transactions, Portfolio positions or anticipated Portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Foreign Withholding Taxes — The Portfolios may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Conservative Portfolio
March 31, 2007 (Unaudited)

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

      (i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

      (ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange   prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 46.3%		
Advertising Services — 0.0%		
Getty Images*	30	$ 1
Total Advertising Services		1
Aerospace/Defense — 1.2%		
Aerovironment*	10	—
Boeing	288	26
Empresa Brasiliera de Aeronautica ADR	160	7
General Dynamics	175	13
Rockwell Collins	225	15
Teledyne Technologies*	40	2
Total Aerospace/Defense		63
Aerospace/Defense-Equipment — 0.3%		
Alliant Techsystems*	100	9
BE Aerospace*	100	3
DRS Technologies	40	2
Goodrich	40	2
Total Aerospace/Defense-Equipment		16
Agricultural Chemicals — 0.3%		
Agrium	100	4
Monsanto	235	13
Total Agricultural Chemicals		17
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	70	3
Tejon Ranch*	30	1
Total Agricultural Operations		4
Airlines — 0.1%		
AMR*	150	5
Republic Airways Holdings*	50	1
UAL*	30	1
Total Airlines		7
Applications Software — 0.5%		
American Reprographics*	30	1
Citrix Systems*	60	2
Intuit*	20	1
Microsoft	480	13
Nuance Communications*	40	1
Satyam Computer Services ADR	370	8
Total Applications Software		26
Auction House/Art Dealer — 0.0%		
Sotheby's	20	1
Total Auction House/Art Dealer		1
Audio/Video Products — 0.1%		
DTS*	25	1
Harman International	45	4
Total Audio/Video Products		5

Description	Shares	Value (000)
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	60	$ 1
Total Auto-Medium & Heavy Duty Trucks		1
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	95	1
Total Auto/Truck Parts & Equipment-Original		1
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	110	5
Total Beverages-Non-Alcoholic		5
Brewery — 0.3%		
Cia Cervecerias Unidas ADR	200	6
Molson Coors Brewing, Cl B	100	10
Total Brewery		16
Broadcast Services/Programming — 0.2%		
Clear Channel Communications	3	—
Grupo Televisa ADR	250	7
Nexstar Broadcasting Group, Cl A*	50	1
Total Broadcast Services/Programming		8
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	35	5
Total Building Products-Cement/Aggregate		5
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	100	7
Total Building Products-Light Fixtures		7
Building-Heavy Construction — 0.1%		
Washington Group International*	70	5
Total Building-Heavy Construction		5
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	50	1
Total Building-Mobile Home/Manufactured Housing		1
Building-Residential/Commercial — 0.1%		
DR Horton	55	1
Lennar, Cl A	30	2
Pulte Homes	45	1
Total Building-Residential/Commercial		4
Cable TV — 0.2%		
Comcast, Cl A*	150	4
DIRECTV Group*	191	4
Mediacom Communications, Cl A*	110	1
Total Cable TV		9
Casino Hotels — 0.2%		
Harrah's Entertainment	1	—

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Casino Hotels — continued		
MGM Mirage*	160	$ 11
Total Casino Hotels		11
Casino Services — 0.1%		
International Game Technology	175	7
Total Casino Services		7
Cellular Telecommunications — 0.9%		
America Movil ADR, Ser L	175	8
Millicom International Cellular ADR*	100	8
NII Holdings*	420	31
Total Cellular Telecommunications		47
Chemicals-Diversified — 0.4%		
E.I. du Pont de Nemours	207	10
Lyondell Chemical	20	1
Nova Chemicals	200	6
Olin	40	1
Total Chemicals-Diversified		18
Chemicals-Specialty — 0.1%		
Hercules*	91	2
Lubrizol	100	5
Total Chemicals-Specialty		7
Circuit Boards — 0.0%		
Park Electrochemical	40	1
Total Circuit Boards		1
Coal — 0.2%		
Alpha Natural Resources*	60	1
Arch Coal	30	1
Consol Energy	150	6
Massey Energy	50	1
Total Coal		9
Commercial Banks Non-US — 0.3%		
Banco Bradesco ADR	200	8
Kookmin Bank ADR	80	7
Total Commercial Banks Non-US		15
Commercial Banks-Central US — 0.0%		
Irwin Financial	80	1
Total Commercial Banks-Central US		1
Commercial Banks-Eastern US — 0.0%		
Signature Bank*	50	2
Total Commercial Banks-Eastern US		2
Commercial Banks-Southern US — 0.2%		
Colonial BancGroup	350	9
Total Commercial Banks-Southern US		9
Commercial Banks-Western US — 0.1%		
Community Bancorp*	20	1

Description	Shares	Value (000)
Commercial Banks-Western US — continued		
SVB Financial Group*	40	$ 2
Total Commercial Banks-Western US		3
Commercial Services — 0.2%		
Arbitron	40	2
ChoicePoint*	50	1
ExlService Holdings*	30	1
PeopleSupport*	46	1
PHH*	30	1
TeleTech Holdings*	44	1
Total Commercial Services		7
Commercial Services-Finance — 0.0%		
Wright Express*	50	2
Total Commercial Services-Finance		2
Communications Software — 0.0%		
Avid Technology*	60	2
Total Communications Software		2
Computer Services — 0.6%		
Ceridian*	250	9
Cognizant Technology Solutions, Cl A*	220	19
Perot Systems, Cl A*	140	3
Syntel	28	1
Unisys*	50	—
Total Computer Services		32
Computer Software — 0.0%		
Double-Take Software*	73	1
Total Computer Software		1
Computers — 1.3%		
Apple*	250	23
Dell*	180	4
Hewlett-Packard	591	24
International Business Machines	134	13
Rackable Systems*	60	1
Total Computers		65
Computers-Integrated Systems — 0.2%		
Brocade Communications Systems*	1,110	11
Riverbed Technology*	40	1
Total Computers-Integrated Systems		12
Computers-Memory Devices — 0.3%		
EMC*	340	4
Network Appliance*	55	2
Seagate Technology	250	6
Smart Modular Technologies*	70	1
Total Computers-Memory Devices		13
Consulting Services — 0.1%		
Advisory Board*	30	2
Corporate Executive Board	5	—
Huron Consulting Group*	10	1

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Consulting Services — continued		
LECG*	100	$ 1
Total Consulting Services		4
Consumer Products-Miscellaneous — 0.0%		
Clorox	33	2
Total Consumer Products-Miscellaneous		2
Containers-Metal/Glass — 0.1%		
Owens-Illinois*	200	5
Total Containers-Metal/Glass		5
Containers-Paper/Plastic — 0.1%		
Sealed Air	200	6
Total Containers-Paper/Plastic		6
Cruise Lines — 0.1%		
Carnival	136	6
Total Cruise Lines		6
Data Processing/Management — 0.2%		
Acxiom	50	1
Automatic Data Processing	130	6
Commvault Systems*	55	1
Fair Isaac	60	3
Total Data Processing/Management		11
Dental Supplies & Equipment — 0.0%		
Patterson*	20	1
Total Dental Supplies & Equipment		1
Diagnostic Equipment — 0.0%		
Gen-Probe*	30	1
Total Diagnostic Equipment		1
Diagnostic Kits — 0.0%		
Quidel*	110	1
Total Diagnostic Kits		1
Dialysis Centers — 0.1%		
DaVita*	20	1
Dialysis Corp of America*	110	1
Total Dialysis Centers		2
Disposable Medical Products — 0.1%		
C.R. Bard	30	2
Total Disposable Medical Products		2
Distribution/Wholesale — 0.1%		
Beacon Roofing Supply*	50	1
Bell Microproducts*	190	1
Fastenal	35	1
Total Distribution/Wholesale		3
Diversified Manufacturing Operations — 1.1%		
3M	123	9
Dover	130	6
General Electric	360	13
Honeywell International	140	7

Description	Shares	Value (000)
Diversified Manufacturing Operations — continued		
Illinois Tool Works	171	$ 9
Tyco International	362	11
Total Diversified Manufacturing Operations		55
Diversified Minerals — 0.1%		
Cia Vale do Rio Doce ADR	200	7
Total Diversified Minerals		7
Diversified Operations — 0.0%		
Walter Industries	50	1
Total Diversified Operations		1
E-Commerce/Products — 0.0%		
Nutri/System*	20	1
Total E-Commerce/Products		1
E-Commerce/Services — 0.0%		
Expedia*	83	2
Total E-Commerce/Services		2
E-Services/Consulting — 0.0%		
Perficient*	39	1
Total E-Services/Consulting		1
Educational Software — 0.0%		
Blackboard*	60	2
Total Educational Software		2
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	115	5
Total Electric Products-Miscellaneous		5
Electric-Generation — 0.1%		
AES*	288	6
Total Electric-Generation		6
Electric-Integrated — 1.2%		
Alliant Energy	150	7
Centerpoint Energy	500	9
Dominion Resources	71	6
DTE Energy	200	10
Duke Energy	242	5
Entergy	103	11
OGE Energy	150	6
PPL	200	8
TXU	5	—
Total Electric-Integrated		62
Electronic Components-Miscellaneous — 0.1%		
Celestica*	420	3
Flextronics International*	130	1
Jabil Circuit	20	—
Total Electronic Components-Miscellaneous		4
Electronic Components-Semiconductors — 0.7%		
Applied Micro Circuits*	310	1
DSP Group*	230	4
Ikanos Communications*	110	1

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Electronic Components-Semiconductors — continued		
Intel	56	$ 1
International Rectifier*	30	1
MEMC Electronic Materials*	100	6
Netlogic Microsystems*	35	1
Nvidia*	75	2
PMC-Sierra*	180	1
QLogic*	185	3
Samsung Electronics GDR 144A	20	6
Semtech*	120	2
Silicon Image*	50	1
Xilinx	70	2
Zoran*	80	1
Total Electronic Components-Semiconductors		33
Electronic Design Automation — 0.1%		
Comtech Group*	60	1
Synplicity*	330	2
Total Electronic Design Automation		3
Electronic Forms — 0.3%		
Adobe Systems*	345	14
Total Electronic Forms		14
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	7
Itron*	25	1
Total Electronic Measuring Instruments		8
Electronic Parts Distribution — 0.2%		
Arrow Electronics*	200	7
Avnet*	20	1
Total Electronic Parts Distribution		8
Electronics-Military — 0.1%		
EDO	60	1
L-3 Communications Holdings	43	4
Total Electronics-Military		5
Energy-Alternate Sources — 0.1%		
Covanta Holding*	200	4
Total Energy-Alternate Sources		4
Engineering/R&D Services — 0.1%		
Fluor	35	3
Total Engineering/R&D Services		3
Enterprise Software/Services — 0.5%		
BMC Software*	150	5
Concur Technologies*	68	1
Lawson Software*	410	3
Oracle*	595	11
Sybase*	250	6
Ultimate Software Group*	45	1
Total Enterprise Software/Services		27
Entertainment Software — 0.1%		
Activision*	185	3
Electronic Arts*	10	1

Description	Shares	Value (000)
Entertainment Software — continued		
THQ*	50	$ 2
Total Entertainment Software		6
Fiduciary Banks — 0.2%		
Mellon Financial	3	—
Northern Trust	150	9
Total Fiduciary Banks		9
Filtration/Separation Products — 0.1%		
Pall	200	8
Total Filtration/Separation Products		8
Finance-Commercial — 0.0%		
NewStar Financial*	30	1
Total Finance-Commercial		1
Finance-Consumer Loans — 0.3%		
Encore Capital Group*	190	2
First Marblehead	50	2
Nelnet, Cl A	30	1
Portfolio Recovery Associates*	30	1
SLM	189	8
Total Finance-Consumer Loans		14
Finance-Credit Card — 0.2%		
American Express	181	10
Total Finance-Credit Card		10
Finance-Investment Banker/Broker — 1.0%		
Citigroup	187	10
Evercore Partners, Cl A	5	—
Goldman Sachs Group	17	3
Greenhill	20	1
JPMorgan Chase	338	16
Lazard, Cl A	315	16
Lehman Brothers Holdings	8	1
Morgan Stanley	20	2
optionsXpress Holdings	50	1
Total Finance-Investment Banker/Broker		50
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	91	5
Total Finance-Mortgage Loan/Banker		5
Finance-Other Services — 0.2%		
Asset Acceptance Capital*	270	4
GFI Group*	20	1
International Securities Exchange Holdings	25	1
NASDAQ Stock Market*	120	4
Total Finance-Other Services		10
Financial Guarantee Insurance — 0.2%		
AMBAC Financial Group	40	4
MGIC Investment	70	4
Total Financial Guarantee Insurance		8
Food-Dairy Products — 0.3%		
Dean Foods*	162	8

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)	Description	Shares	Value (000)
Food-Dairy Products — continued			**Human Resources — continued**		
Wimm-Bill-Dann Foods ADR	67	$ 5	Hudson Highland Group*	90	$ 2
			Kenexa*	50	2
Total Food-Dairy Products		13	Manpower	100	7
			Monster Worldwide*	325	15
Food-Meat Products — 0.1%			Total Human Resources		36
Tyson Foods, Cl A	148	3			
Total Food-Meat Products		3	**Import/Export — 0.0%**		
			Castle Brands*	60	—
Food-Miscellaneous/Diversified — 0.1%			Total Import/Export		—
ConAgra Foods	102	2			
SunOpta*	45	1	**Independent Power Producer — 0.1%**		
Unilever	100	3	Calpine*	100	—
Total Food-Miscellaneous/Diversified		6	Mirant*	20	1
			Reliant Energy*	70	1
Food-Wholesale/Distribution — 0.1%			Total Independent Power Producer		2
Sysco	150	5			
United Natural Foods*	50	2	**Industrial Audio & Video Products — 0.0%**		
Total Food-Wholesale/Distribution		7	SRS Labs*	40	1
			Total Industrial Audio & Video Products		1
Forestry — 0.2%					
Plum Creek Timber	200	8	**Industrial Automation/Robot — 0.0%**		
Total Forestry		8	Cognex	40	1
			Total Industrial Automation/Robot		1
Gambling (Non-Hotel) — 0.0%					
Pinnacle Entertainment*	63	2	**Industrial Gases — 0.4%**		
Total Gambling (Non-Hotel)		2	Air Products & Chemicals	20	2
			Praxair	305	19
Gas-Distribution — 0.0%			Total Industrial Gases		21
WGL Holdings	20	1			
Total Gas-Distribution		1	**Instruments-Scientific — 0.2%**		
			PerkinElmer	400	10
Gold Mining — 0.1%			Total Instruments-Scientific		10
Randgold Resources ADR	225	5			
Total Gold Mining		5	**Insurance Brokers — 0.1%**		
			Marsh & McLennan	100	3
Golf — 0.0%			Total Insurance Brokers		3
Callaway Golf	60	1			
Total Golf		1	**Internet Application Software — 0.1%**		
			Cryptologic	50	1
Hazardous Waste Disposal — 0.1%			DealerTrack Holdings*	65	2
Stericycle*	40	3	Vocus*	42	1
Total Hazardous Waste Disposal		3	Total Internet Application Software		4
Health Care Cost Containment — 0.2%			**Internet Connective Services — 0.0%**		
Hooper Holmes*	260	1	Cogent Communications Group*	60	1
McKesson	186	11	Total Internet Connective Services		1
Total Health Care Cost Containment		12			
			Internet Financial Services — 0.0%		
Hotels & Motels — 0.1%			Online Resources*	110	1
InterContinental Hotels ADR	30	1	Total Internet Financial Services		1
Lodgian*	60	1			
Marriott International, Cl A	65	3	**Internet Infrastructure Software — 0.1%**		
Starwood Hotels & Resorts			F5 Networks*	30	2
Worldwide	18	1	Opsware*	102	1
Wyndham Worldwide*	20	1	Total Internet Infrastructure Software		3
Total Hotels & Motels		7			
			Internet Security — 0.1%		
Human Resources — 0.7%			Checkfree*	40	1
Hewitt Associates, Cl A*	350	10			

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Internet Security — continued		
Ipass*	100	$ 1
Symantec*	300	5
Total Internet Security		7
Investment Management/Advisory Services — 0.1%		
Affiliated Managers Group*	20	2
Legg Mason	40	4
Total Investment Management/Advisory Services		6
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	120	2
Total Lasers-Systems/Components		2
Life/Health Insurance — 0.1%		
Cigna	50	7
Total Life/Health Insurance		7
Linen Supply & Related Items — 0.0%		
Cintas	30	1
Total Linen Supply & Related Items		1
Machine Tools & Related Products — 0.1%		
Kennametal	100	7
Total Machine Tools & Related Products		7
Machinery-Construction & Mining — 0.5%		
Caterpillar	180	12
Terex*	155	11
Total Machinery-Construction & Mining		23
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	40	2
Total Machinery-Print Trade		2
Medical Imaging Systems — 0.0%		
Vital Images*	21	1
Total Medical Imaging Systems		1
Medical Information Systems — 0.3%		
Allscripts Healthcare Solutions*	50	1
Cerner*	235	13
IMS Health	50	2
Total Medical Information Systems		16
Medical Instruments — 0.5%		
Abaxis*	16	—
Cambridge Heart*	260	1
Conceptus*	90	2
Medtronic	280	14
Micrus Endovascular*	14	—
Natus Medical*	120	2
St. Jude Medical*	30	1
Symmetry Medical*	150	3
Total Medical Instruments		23
Medical Labs & Testing Services — 0.2%		
Covance*	25	2

Description	Shares	Value (000)
Medical Labs & Testing Services — continued		
Laboratory Corp of America Holdings*	100	$ 7
Total Medical Labs & Testing Services		9
Medical Products — 0.3%		
Baxter International	150	8
Henry Schein*	90	5
Syneron Medical*	50	1
Total Medical Products		14
Medical-Biomedical/Genetic — 0.6%		
Barrier Therapeutics*	320	2
Cambrex	60	1
Celgene*	75	4
Genzyme*	250	15
Invitrogen*	30	2
Keryx Biopharmaceuticals*	90	1
Lifecell*	40	1
Martek Biosciences*	60	1
Medimmune*	20	1
Orchid Cellmark*	130	1
PDL BioPharma*	120	3
Total Medical-Biomedical/Genetic		32
Medical-Drugs — 2.0%		
Allergan	105	12
Angiotech Pharmaceuticals*	370	2
Aspreva Pharmaceuticals*	60	1
Axcan Pharma*	110	2
Bristol-Myers Squibb	275	8
Cephalon*	160	11
Dr Reddy's Lab ADR	500	8
Indevus Pharmaceuticals*	80	1
Medicis Pharmaceutical, Cl A	25	1
Pfizer	1,006	25
Santarus*	180	1
Schering-Plough	772	20
Valeant Pharmaceuticals International	100	2
Wyeth	185	9
Total Medical-Drugs		103
Medical-Generic Drugs — 0.2%		
Perrigo	130	2
Teva Pharmaceutical Industries ADR	100	4
Total Medical-Generic Drugs		6
Medical-HMO — 0.4%		
UnitedHealth Group	137	7
WellPoint*	133	11
Total Medical-HMO		18
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	50	2
Radiation Therapy Services*	66	2
Total Medical-Outpatient/Home Medical		4
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	156	8

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Wholesale Drug Distributors — continued		
Cardinal Health	149	$ 11
Total Medical-Wholesale Drug Distributors		19
Metal Processors & Fabricators — 0.2%		
Commercial Metals	200	6
Haynes International*	10	1
Ladish*	15	1
Precision Castparts	45	4
Total Metal Processors & Fabricators		12
Metal-Aluminum — 0.1%		
Alcoa	100	3
Total Metal-Aluminum		3
Metal-Diversified — 0.0%		
Freeport-McMoRan Copper & Gold, Cl B	1	—
Total Metal-Diversified		—
Miscellaneous Manufacturing — 0.0%		
Aptargroup	20	1
Total Miscellaneous Manufacturing		1
Multi-Line Insurance — 1.3%		
ACE	27	2
Allstate	127	8
American International Group	115	8
Cincinnati Financial	200	8
Hartford Financial Services Group	56	5
Loews	238	11
Metlife	161	10
XL Capital, Cl A	171	12
Total Multi-Line Insurance		64
Multimedia — 0.1%		
Entravision Communications, Cl A*	80	1
Gemstar-TV Guide International*	410	1
Total Multimedia		2
Networking Products — 0.1%		
Cisco Systems*	180	5
Foundry Networks*	70	1
Netgear*	10	—
Switch & Data Facilities*	66	1
Total Networking Products		7
Non-Ferrous Metals — 0.3%		
Cameco	285	12
USEC*	70	1
Total Non-Ferrous Metals		13
Non-Hazardous Waste Disposal — 0.1%		
Allied Waste Industries*	570	7
Total Non-Hazardous Waste Disposal		7

Description	Shares	Value (000)
Office Automation & Equipment — 0.0%		
Pitney Bowes	40	$ 2
Total Office Automation & Equipment		2
Office Supplies & Forms — 0.1%		
Avery Dennison	100	6
Total Office Supplies & Forms		6
Oil & Gas Drilling — 0.2%		
Diamond Offshore Drilling	20	2
Pride International*	50	1
Rowan	20	1
Transocean*	51	4
Total Oil & Gas Drilling		8
Oil Companies-Exploration & Production — 0.7%		
Arena Resources*	20	1
ATP Oil & Gas*	30	1
Cnooc Limited ADR	100	9
Denbury Resources*	45	1
Mariner Energy*	40	1
Newfield Exploration*	100	4
Parallel Petroleum*	40	1
Southwestern Energy*	390	16
Stone Energy*	50	2
Ultra Petroleum*	40	2
Total Oil Companies-Exploration & Production		38
Oil Companies-Integrated — 1.3%		
BP ADR	53	3
Chevron	39	3
ConocoPhillips	142	10
Exxon Mobil	242	18
Hess	100	6
Occidental Petroleum	200	10
Petroleo Brasileiro ADR	100	10
Surgutneftegaz ADR	70	4
Total Oil Companies-Integrated		64
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	70	2
Grant Prideco*	40	2
Metretek Technologies*	50	1
National Oilwell Varco*	45	3
Total Oil Field Machinery & Equipment		8
Oil Refining & Marketing — 0.2%		
Tesoro	100	10
Total Oil Refining & Marketing		10
Oil-Field Services — 0.2%		
Hanover Compressor*	60	1
Helix Energy Solutions*	150	6
Key Energy Services*	80	1
W-H Energy Services*	40	2
Total Oil-Field Services		10
Paper & Related Products — 0.2%		
Abitibi-Consolidated	1,600	4
Bowater	60	1
Caraustar Industries*	90	1

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Paper & Related Products — continued		
Neenah Paper	40	$ 2
Smurfit-Stone Container*	140	2
Total Paper & Related Products		10
Pharmacy Services — 0.3%		
Medco Health Solutions*	38	3
Omnicare	315	12
Total Pharmacy Services		15
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	9
Total Physical Practice Management		9
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	105	4
Total Physical Therapy/Rehabilitation Centers		4
Pipelines — 0.4%		
El Paso	450	7
National Fuel Gas	150	7
Questar	50	4
Spectra Energy	121	3
Total Pipelines		21
Platinum — 0.0%		
Stillwater Mining*	70	1
Total Platinum		1
Printing-Commercial — 0.3%		
RR Donnelley & Sons	387	14
Total Printing-Commercial		14
Property/Casualty Insurance — 0.6%		
Arch Capital Group*	100	7
Safeco	150	10
Travelers	80	4
WR Berkley	200	7
Total Property/Casualty Insurance		28
Publishing-Books — 0.0%		
Scholastic*	40	1
Total Publishing-Books		1
Publishing-Newspapers — 0.1%		
Gannett	64	4
Total Publishing-Newspapers		4
Publishing-Periodicals — 0.0%		
Playboy Enterprises, Cl B*	160	2
Total Publishing-Periodicals		2
Quarrying — 0.3%		
Vulcan Materials	130	15
Total Quarrying		15

Description	Shares	Value (000)
Radio — 0.0%		
Radio One, Cl D*	220	$ 1
Total Radio		1
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	225	8
Total Real Estate Management/Services		8
Real Estate Operation/Development — 0.0%		
Brookfield Properties	40	2
Total Real Estate Operation/Development		2
Reinsurance — 0.7%		
Allied World Assurance Holdings	40	2
Aspen Insurance Holdings	170	5
Axis Capital Holdings	40	1
Berkshire Hathaway, Cl B*	2	7
Endurance Specialty Holdings	60	2
Everest Re Group	10	1
Montpelier Re Holdings	240	4
PartnerRe	100	7
Platinum Underwriters Holdings	80	3
RenaissanceRe Holdings	100	5
Total Reinsurance		37
REITs-Apartments — 0.3%		
Apartment Investment & Management, Cl A	100	6
Archstone-Smith Trust	49	3
AvalonBay Communities	20	3
BRE Properties, Cl A	14	1
Equity Residential	52	2
GMH Communities Trust	41	—
UDR	42	1
Total REITs-Apartments		16
REITs-Diversified — 0.1%		
Digital Realty Trust	31	1
PS Business Parks	10	1
Vornado Realty Trust	30	4
Total REITs-Diversified		6
REITs-Hotels — 0.1%		
Ashford Hospitality Trust	100	1
DiamondRock Hospitality	66	1
Host Hotels & Resorts	126	4
Total REITs-Hotels		6
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	11	1
Total REITs-Manufactured Homes		1
REITs-Office Property — 0.3%		
Alexandria Real Estate Equities	13	1
American Financial Realty Trust	100	1
BioMed Realty Trust	21	1
Boston Properties	73	8
Corporate Office Properties Trust	26	1
Kilroy Realty	8	1

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
REITs-Office Property — continued		
SL Green Realty	15	$ 2
Total REITs-Office Property		15
REITs-Regional Malls — 0.3%		
CBL & Associates Properties	150	7
General Growth Properties	35	2
Macerich	13	1
Simon Property Group	52	5
Taubman Centers	25	1
Total REITs-Regional Malls		16
REITs-Shopping Centers — 0.1%		
Developers Diversified Realty	27	2
Federal Realty Investment Trust	16	1
Kimco Realty	42	2
Regency Centers	24	2
Total REITs-Shopping Centers		7
REITs-Storage — 0.1%		
Public Storage	24	2
U-Store-It Trust	29	1
Total REITs-Storage		3
REITs-Warehouse/Industrial — 0.1%		
EastGroup Properties	14	1
Prologis	55	3
Total REITs-Warehouse/Industrial		4
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	20	1
Total Rental Auto/Equipment		1
Retail-Apparel/Shoe — 0.5%		
Abercrombie & Fitch, Cl A	145	11
Aeropostale*	100	4
Footstar*	260	2
Kenneth Cole Productions, Cl A	70	2
Men's Wearhouse	150	7
Total Retail-Apparel/Shoe		26
Retail-Building Products — 0.3%		
Lowe's	535	17
Total Retail-Building Products		17
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	170	6
Total Retail-Computer Equipment		6
Retail-Consumer Electronics — 0.2%		
Best Buy	240	12
Total Retail-Consumer Electronics		12
Retail-Discount — 0.1%		
Citi Trends*	30	1
Dollar General	191	4
Total Retail-Discount		5

Description	Shares	Value (000)
Retail-Drug Store — 0.5%		
CVS	618	$ 21
Rite Aid*	800	5
Total Retail-Drug Store		26
Retail-Major Department Store — 0.4%		
JC Penney	135	11
Sears Holdings*	45	8
Total Retail-Major Department Store		19
Retail-Office Supplies — 0.2%		
Office Depot*	218	8
OfficeMax	20	1
Total Retail-Office Supplies		9
Retail-Pet Food & Supplies — 0.1%		
Petsmart	100	3
Total Retail-Pet Food & Supplies		3
Retail-Propane Distribution — 0.1%		
Star Gas Partners*	870	3
Total Retail-Propane Distribution		3
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	200	7
Total Retail-Regional Department Store		7
Retail-Restaurants — 0.4%		
BJ's Restaurants*	30	1
Cheesecake Factory*	50	1
Chipotle Mexican Grill, Cl A*	15	1
Panera Bread, Cl A*	60	4
Starbucks*	450	14
Total Retail-Restaurants		21
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	2
Hibbett Sports*	40	1
Zumiez*	30	1
Total Retail-Sporting Goods		4
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	220	1
Total Retail-Video Rental		1
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	30	1
Total Retirement/Aged Care		1
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	60	1
Total S&L/Thrifts-Eastern US		1
S&L/Thrifts-Western US — 0.2%		
Washington Federal	250	6
Washington Mutual	111	4
Total S&L/Thrifts-Western US		10

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Satellite Telecom — 0.0%		
Loral Space & Communications*	20	$ 1
Total Satellite Telecom		1
Schools — 0.2%		
Capella Education*	30	1
DeVry	25	1
ITT Educational Services*	65	5
Learning Tree International*	150	2
Strayer Education	13	1
Total Schools		10
Semiconductor Components-Integrated Circuits — 0.6%		
ChipMOS TECHNOLOGIES*	160	1
Cypress Semiconductor*	20	—
Integrated Device Technology*	40	1
Maxim Integrated Products	370	11
Taiwan Semiconductor Manufacturing ADR	800	9
United Microelectronics ADR	2,500	8
Total Semiconductor Components-Integrated Circuits		30
Semiconductor Equipment — 0.2%		
Applied Materials	40	1
Brooks Automation*	110	2
Cabot Microelectronics*	40	1
Tessera Technologies*	51	2
Ultratech*	80	1
Varian Semiconductor Equipment Associates*	34	2
Total Semiconductor Equipment		9
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	70	1
Total Specified Purpose Acquisition		1
Steel Pipe & Tube — 0.1%		
Mueller Water Products, Cl A	100	2
Mueller Water Products, Cl B	20	—
TMK GDR*	130	4
Total Steel Pipe & Tube		6
Steel-Producers — 0.1%		
Nucor	100	7
United States Steel Corp	3	—
Total Steel-Producers		7
Steel-Specialty — 0.1%		
Allegheny Technologies	59	6
Total Steel-Specialty		6
Super-Regional Banks-US — 0.6%		
Bank of America	173	9
Capital One Financial	146	11
Wells Fargo	238	8
Total Super-Regional Banks-US		28
Telecommunications Equipment — 0.2%		
Andrew*	70	1

Description	Shares	Value (000)
Telecommunications Equipment — continued		
CommScope*	40	$ 1
Plantronics	160	4
Tollgrade Communications*	160	2
Total Telecommunications Equipment		8
Telecommunications Equipment-Fiber Optics — 0.0%		
Oplink Communications*	50	1
Total Telecommunications Equipment-Fiber Optics		1
Telecommunications Services — 0.4%		
Amdocs*	200	7
Cbeyond*	66	2
Lightbridge*	30	1
Mastec*	150	2
Orbcomm*	70	1
Time Warner Telecom, Cl A*	250	5
Total Telecommunications Services		18
Telephone-Integrated — 0.8%		
AT&T	489	19
IDT, Cl B	90	1
Philippine Long Distance Telephone ADR	200	11
Verizon Communications	272	10
Total Telephone-Integrated		41
Television — 0.0%		
Sinclair Broadcast Group, Cl A	80	1
Total Television		1
Therapeutics — 0.4%		
Gilead Sciences*	250	19
Medicines*	70	2
Theravance*	40	1
Total Therapeutics		22
Tobacco — 0.7%		
Altria Group	157	14
Imperial Tobacco Group ADR	143	13
Reynolds American	31	2
UST	107	6
Total Tobacco		35
Tools-Hand Held — 0.1%		
Stanley Works	126	7
Total Tools-Hand Held		7
Toys — 0.1%		
Mattel	91	3
Total Toys		3
Transactional Software — 0.0%		
Innerworkings*	100	1
VeriFone Holdings*	30	1
Total Transactional Software		2
Transport-Equipment & Leasing — 0.1%		
GATX	40	1

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)	Description	Shares	Value (000)
Transport-Equipment & Leasing — continued			**Canada — 0.5%**		
Greenbrier	20	$ 1	Manulife Financial	300	$ 10
			Methanex	700	16
Total Transport-Equipment & Leasing		2	Total Canada		26
Transport-Rail — 0.4%			**Denmark — 0.4%**		
Burlington Northern Santa Fe	78	6	Danske Bank	400	18
Canadian Pacific Railway	100	6			
CSX	200	8	Total Denmark		18
Total Transport-Rail		20	**France — 0.7%**		
Transport-Services — 0.1%			BNP Paribas	204	21
FedEx	8	1	Camaieu	40	15
Ryder System	48	2	Total France		36
UTI Worldwide	85	2	**Germany — 1.4%**		
Total Transport-Services		5	Allianz SE	112	23
Veterinary Diagnostics — 0.0%			Deutsche Bank	158	21
VCA Antech*	45	2	Siemens	122	13
			ThyssenKrupp	328	16
Total Veterinary Diagnostics		2	Total Germany		73
Vitamins & Nutrition Products — 0.1%			**Indonesia — 0.3%**		
Herbalife*	75	3	Bank Rakyat Indonesia	17,000	9
			PT Astra International*	3,500	5
Total Vitamins & Nutrition Products		3	Total Indonesia		14
Web Hosting/Design — 0.1%			**Italy — 0.4%**		
Equinix*	35	3	Fiat*	834	21
Total Web Hosting/Design		3	Total Italy		21
Web Portals/ISP — 0.7%			**Japan — 2.7%**		
Google, Cl A*	53	25	All Nippon Airways	2,000	8
Yahoo!*	360	11	Alpine Electronics	1,100	20
Total Web Portals/ISP		36	BMB	2,000	8
Wireless Equipment — 0.8%			Daiichikosho	1,000	11
American Tower, Cl A*	600	23	Hudson Soft*	600	10
Nokia ADR	330	8	Leopalace21	100	3
Qualcomm	260	11	Nippon Steel	3,000	21
Total Wireless Equipment		42	Pacific Management	2	4
Wound, Burn & Skin Care — 0.0%			Sumco	500	21
Obagi Medical Products*	55	1	Sumitomo Pipe & Tube	1,000	7
			Toyota Motor	400	26
Total Wound, Burn & Skin Care		1	Total Japan		139
X-Ray Equipment — 0.0%			**Malaysia — 0.2%**		
Hologic*	30	2	Genting Bhd	600	7
Total X-Ray Equipment		2	SP Setia	900	2
Total Common Stock			Total Malaysia		9
(Cost $2,292)		2,358	**Netherlands — 0.6%**		
			Royal Dutch Shell, Cl A	864	29
FOREIGN COMMON STOCK — 12.8%			Total Netherlands		29
Australia — 0.9%			**New Zealand — 0.4%**		
BHP Billiton	987	24	Telecom Corp of New Zealand	5,377	18
Leighton Holdings	829	23	Total New Zealand		18
Tattersall's	90	—			
Total Australia		47			

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Shares/Face Amount (000)	Value (000)
Norway — 0.4%		
Tandberg	1,000	$ 21
Total Norway		21
Philippines — 0.1%		
Ayala	430	5
Total Phillipines		5
Spain — 0.9%		
Banco Bilbao Vizcaya Argentaria	884	22
Banco Santander Central Hispano	1,258	22
Total Spain		44
Sweden — 0.9%		
Beijer Alma	1,000	15
Skandinaviska Enskilda Banken, Cl A	600	19
Svenska Handelsbanken	400	12
Total Sweden		46
Switzerland — 0.4%		
Zurich Financial Services	74	21
Total Switzerland		21
United Kingdom — 1.6%		
AstraZeneca	399	22
BT Group	3,415	20
Eurocastle Investment	6	1
Game Group Plc	1,432	4
Reckitt Benckiser	388	20
Royal Bank of Scotland	354	14
Total United Kingdom		81
Total Foreign Common Stock		
(Cost $649)		648
U.S. TREASURY OBLIGATIONS — 14.1%		
U.S. Treasury Bond		
4.875%, 07/31/11	$ 290	294
U.S. Treasury Notes		
4.625%, 11/15/09	135	135
4.625%, 02/29/12	155	155
4.625%, 11/15/16	40	40
4.625%, 02/15/17	60	60
4.500%, 02/15/36	35	33
Total U.S. Treasury Obligations		
(Cost $718)		717

Description	Face Amount (000)	Value (000)
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS — 10.8%		
Federal National Mortgage Association		
6.000%, 01/01/37	$ 135	$ 136
5.500%, 01/01/37	279	276
5.000%, 05/01/36	141	137
Total U.S. Government Agency Mortgage-Backed Obligations		
(Cost $550)		549
FOREIGN BONDS — 5.0%		
Deutschland Republic (EUR)		
4.500%, 01/04/13	186	254
Total Foreign Bonds		
(Cost $249)		254
CORPORATE BONDS — 3.9%		
Ahern Rentals 144A		
9.250%, 08/15/13	$ 15	16
Aramark 144A (A)		
8.860%, 02/01/15	4	4
Belden CDT, 144A		
7.000%, 03/15/17	3	3
Cascades		
7.250%, 02/15/13	8	8
Coleman Cable 144A (B)		
9.875%, 10/01/12	5	5
Cosan Finance 144A		
7.000%, 02/01/17	9	9
Deluxe, Ser B		
3.500%, 10/01/07	8	8
Denbury Resources		
7.500%, 04/01/13	6	6
Echostar DBS		
6.625%, 10/01/14	8	8
Ford Motor Credit		
7.375%, 10/28/09	8	8
General Motors Acceptance		
7.000%, 02/01/12	8	8
Gregg Appliances		
9.000%, 02/01/13	4	4
Ikon Office Solutions		
7.750%, 09/15/15	15	15
K. Hovnanian		
8.875%, 04/01/12	5	5
Kansas City Southern		
9.500%, 10/01/08	4	4
Mastec 144A		
7.625%, 02/01/17	4	4
Neenah Paper		
7.375%, 11/15/14	5	5
Norampac		
6.750%, 06/01/13	8	8
PGS Solutions 144A		
9.625%, 02/15/15	5	5
Qwest		
8.875%, 03/15/12	8	9
R.H. Donelley		
8.875%, 01/15/16	4	4
Residential Capital 144A (A)		
7.190%, 04/17/09	5	5

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Description	Face Amount (000)/Shares	Value (000)
CORPORATE BONDS — CONTINUED		
Rogers Wireless 8.000%, 12/15/12	$ 8	$ 9
Sbarro 144A 10.375%, 02/01/15	3	3
Steel Dynamics 144A (B) 6.750%, 04/01/15	12	12
TRW Automotive 144A 7.250%, 03/15/17	2	2
Turanalem Finance 144A 8.250%, 01/22/37	15	15
Uno Restaurant 144A 10.000%, 02/15/11	1	1
Xerox Capital Trust I 8.000%, 02/01/27	5	5
Total Corporate Bonds (Cost $198)		198
INVESTMENT COMPANIES — 3.0%		
Growth-Small Cap — 0.0%		
iShares Russell 2000 Growth Index Fund	10	1
Total Growth-Small Cap		1
Index Fund-Small Cap — 3.0%		
iShares S&P SmallCap 600/BARRA Value Index Fund	2,000	153
Total Index Fund-Small Cap		153
Total Investment Companies (Cost $153)		154
REPURCHASE AGREEMENT — 4.2%		
Morgan Stanley, 5.140%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $215,636 (collateralized by a U.S. Government obligation, par value $220,000, 5.50%, 02/18/09; total market value $221,513) (C)	$ 216	216
Total Repurchase Agreement (Cost $216)		216
Total Investments — 100.1% † (Cost $5,025)		5,094
Other Assets and Liabilities, Net — (0.1%)		(3)
Total Net Assets — 100.0%		$ 5,091

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On March 31, 2007, the value of these securities amounted to $90 (000), representing 1.8% of the net assets of the Portfolio.

(A) — Variable rate security — the rate reported represents the rate as of March 31, 2007.

(B) — Security purchased on a when-issued basis.

(C) — Tri-party repurchase agreement

ADR — American Depositary Receipt

CI — Class

DBS — Direct Broadcast Satellite

EUR — Euro

GDR — Global Depositary Receipt

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $5,025,373, and the unrealized appreciation and depreciation were $150,087 and $(81,033), respectively.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

As of March 31, 2007, the Portfolio had the following forward foreign currency contract outstanding:

Maturity Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)	
6/13/2007	EUR	(187,828)	USD	249,206	$	(2,395)
				TOTAL	**$**	**(2,395)**

EUR — Euro
USD — U.S. Dollar

The following is a summary of the significant accounting policies followed by the Portfolios.

Security Valuation — Investment securities of a Portfolio, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another valuation methodology is appropriate.

The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs.

Forward Foreign Currency Contracts — The Portfolios may enter into forward foreign currency contracts as hedges against specific transactions, Portfolio positions or anticipated Portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Foreign Withholding Taxes — The Portfolios may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Balanced Portfolio
March 31, 2007 (Unaudited)

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange   prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
COMMON STOCK — 58.5%		
Advertising Services — 0.0%		
Getty Images*	30	$ 1
Total Advertising Services		1
Aerospace/Defense — 1.5%		
Aerovironment*	20	1
Boeing	332	30
Empresa Brasiliera de Aeronautica ADR	200	9
General Dynamics	215	16
Rockwell Collins	275	17
Teledyne Technologies*	60	2
Total Aerospace/Defense		75
Aerospace/Defense-Equipment — 0.4%		
Alliant Techsystems*	100	9
BE Aerospace*	140	4
DRS Technologies	70	4
Goodrich	40	2
Total Aerospace/Defense-Equipment		19
Agricultural Chemicals — 0.4%		
Agrium	150	6
Monsanto	295	16
Total Agricultural Chemicals		22
Agricultural Operations — 0.1%		
Archer-Daniels-Midland	88	3
Tejon Ranch*	40	2
Total Agricultural Operations		5
Airlines — 0.2%		
AMR*	200	6
Republic Airways Holdings*	80	2
UAL*	30	1
Total Airlines		9
Applications Software — 0.6%		
American Reprographics*	40	1
Citrix Systems*	60	2
Intuit*	20	1
Microsoft	610	17
Nuance Communications*	60	1
Satyam Computer Services ADR	470	10
Total Applications Software		32
Auction House/Art Dealer — 0.0%		
Sotheby's	20	1
Total Auction House/Art Dealer		1
Audio/Video Products — 0.1%		
DTS*	30	1
Harman International	50	5
Total Audio/Video Products		6

Description	Shares	Value (000)
Auto-Cars/Light Trucks — 0.0%		
General Motors	7	$ —
Total Auto-Cars/Light Trucks		—
Auto-Medium & Heavy Duty Trucks — 0.0%		
Force Protection*	75	1
Total Auto-Medium & Heavy Duty Trucks		1
Auto/Truck Parts & Equipment-Original — 0.0%		
Amerigon*	115	1
Total Auto/Truck Parts & Equipment-Original		1
Beverages-Non-Alcoholic — 0.1%		
Coca-Cola	140	7
Total Beverages-Non-Alcoholic		7
Brewery — 0.5%		
Cia Cervecerias Unidas ADR	300	10
Molson Coors Brewing, Cl B	150	14
Total Brewery		24
Broadcast Services/Programming — 0.2%		
Clear Channel Communications	3	—
Grupo Televisa ADR	300	9
Nexstar Broadcasting Group, Cl A*	90	1
Total Broadcast Services/Programming		10
Building Products-Cement/Aggregate — 0.1%		
Martin Marietta Materials	40	5
Total Building Products-Cement/Aggregate		5
Building Products-Light Fixtures — 0.1%		
Genlyte Group*	100	7
Total Building Products-Light Fixtures		7
Building-Heavy Construction — 0.1%		
Washington Group International*	90	6
Total Building-Heavy Construction		6
Building-Mobile Home/Manufactured Housing — 0.0%		
Williams Scotsman International*	80	2
Total Building-Mobile Home/Manufactured Housing		2
Building-Residential/Commercial — 0.1%		
DR Horton	60	1
Lennar, Cl A	35	2
Pulte Homes	50	1
Total Building-Residential/Commercial		4
Cable TV — 0.2%		
Comcast, Cl A*	185	5
DIRECTV Group*	242	6

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)	Description	Shares	Value (000)
Cable TV — continued			**Commercial Banks-Southern US — 0.2%**		
Mediacom Communications, Cl A*	180	$ 1	Colonial BancGroup	400	$ 10
Total Cable TV		12	Total Commercial Banks-Southern US		10
Casino Hotels — 0.3%			**Commercial Banks-Western US — 0.1%**		
Harrah's Entertainment	1	—	Community Bancorp*	20	1
MGM Mirage*	200	14	SVB Financial Group*	60	3
Total Casino Hotels		14	Total Commercial Banks-Western US		4
Casino Services — 0.2%			**Commercial Services — 0.2%**		
International Game Technology	200	8	Arbitron	60	2
Total Casino Services		8	ChoicePoint*	50	2
			ExlService Holdings*	40	1
Cellular Telecommunications — 0.9%			PeopleSupport*	63	1
America Movil ADR, Ser L	200	10	PHH*	40	1
NII Holdings*	500	37	TeleTech Holdings*	54	2
Total Cellular Telecommunications		47	Total Commercial Services		9
Chemicals-Diversified — 0.4%			**Commercial Services-Finance — 0.0%**		
E.I. du Pont de Nemours	276	13	Wright Express*	80	2
Lyondell Chemical	20	1	Total Commercial Services-Finance		2
Nova Chemicals	200	6	**Communications Software — 0.1%**		
Olin	60	1	Avid Technology*	90	3
Total Chemicals-Diversified		21	Total Communications Software		3
Chemicals-Specialty — 0.2%			**Computer Services — 0.8%**		
Hercules*	104	2	Ceridian*	300	11
Lubrizol	200	10	Cognizant Technology Solutions, Cl A*	265	23
Total Chemicals-Specialty		12	Perot Systems, Cl A*	230	4
Circuit Boards — 0.0%			Syntel	30	1
Park Electrochemical	70	2	Unisys*	50	—
Total Circuit Boards		2	Total Computer Services		39
Coal — 0.2%			**Computer Software — 0.0%**		
Alpha Natural Resources*	90	1	Double-Take Software*	90	1
Arch Coal	30	1	Total Computer Software		1
Consol Energy	200	8	**Computers — 1.5%**		
Massey Energy	80	2	Apple*	320	30
Total Coal		12	Dell*	230	5
Commercial Banks Non-US — 0.3%			Hewlett-Packard	713	29
Banco Bradesco ADR	200	8	International Business Machines	143	13
Kookmin Bank ADR	100	9	Rackable Systems*	60	1
Total Commercial Banks Non-US		17	Total Computers		78
Commercial Banks-Central US — 0.0%			**Computers-Integrated Systems — 0.3%**		
Irwin Financial	120	2	Brocade Communications Systems*	1,370	13
Total Commercial Banks-Central US		2	Riverbed Technology*	55	2
Commercial Banks-Eastern US — 0.0%			Total Computers-Integrated Systems		15
Signature Bank*	60	2	**Computers-Memory Devices — 0.3%**		
Total Commercial Banks-Eastern US		2	EMC*	430	6
			Network Appliance*	60	2
			Seagate Technology	300	7

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Computers-Memory Devices — continued		
Smart Modular Technologies*	60	$ 1
Total Computers-Memory Devices		16
Consulting Services — 0.1%		
Advisory Board*	40	2
Corporate Executive Board	5	—
Huron Consulting Group*	10	1
LECG*	170	3
Total Consulting Services		6
Consumer Products-Miscellaneous — 0.0%		
Clorox	34	2
Total Consumer Products-Miscellaneous		2
Containers-Metal/Glass — 0.2%		
Owens-Illinois*	300	8
Total Containers-Metal/Glass		8
Containers-Paper/Plastic — 0.2%		
Sealed Air	300	10
Total Containers-Paper/Plastic		10
Cruise Lines — 0.2%		
Carnival	180	8
Total Cruise Lines		8
Data Processing/Management — 0.3%		
Acxiom	70	1
Automatic Data Processing	160	8
Commvault Systems*	65	1
Fair Isaac	70	3
Total Data Processing/Management		13
Dental Supplies & Equipment — 0.0%		
Patterson*	20	1
Total Dental Supplies & Equipment		1
Diagnostic Equipment — 0.0%		
Gen-Probe*	35	2
Total Diagnostic Equipment		2
Diagnostic Kits — 0.0%		
Quidel*	130	2
Total Diagnostic Kits		2
Dialysis Centers — 0.1%		
DaVita*	20	1
Dialysis Corp of America*	170	2
Total Dialysis Centers		3
Disposable Medical Products — 0.0%		
C.R. Bard	30	2
Total Disposable Medical Products		2
Distribution/Wholesale — 0.1%		
Beacon Roofing Supply*	90	2

Description	Shares	Value (000)
Distribution/Wholesale — continued		
Bell Microproducts*	310	$ 2
Fastenal	40	1
Total Distribution/Wholesale		5
Diversified Manufacturing Operations — 1.4%		
3M	154	12
Dover	150	7
General Electric	470	17
Honeywell International	195	9
Illinois Tool Works	236	12
Tyco International	388	12
Total Diversified Manufacturing Operations		69
Diversified Minerals — 0.2%		
Cia Vale do Rio Doce ADR	300	11
Total Diversified Minerals		11
Diversified Operations — 0.0%		
Walter Industries	70	2
Total Diversified Operations		2
E-Commerce/Products — 0.0%		
Amazon.com*	2	—
Nutri/System*	40	2
Total E-Commerce/Products		2
E-Commerce/Services — 0.0%		
Expedia*	83	2
Total E-Commerce/Services		2
E-Services/Consulting — 0.0%		
Perficient*	46	1
Total E-Services/Consulting		1
Educational Software — 0.1%		
Blackboard*	80	3
Total Educational Software		3
Electric Products-Miscellaneous — 0.1%		
Emerson Electric	152	7
Total Electric Products-Miscellaneous		7
Electric-Generation — 0.1%		
AES*	309	7
Total Electric-Generation		7
Electric-Integrated — 1.6%		
Alliant Energy	200	9
Centerpoint Energy	600	11
Dominion Resources	99	9
DTE Energy	250	12
Duke Energy	315	6
Entergy	132	14
OGE Energy	200	8
PPL	250	10

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Electric-Integrated — continued		
TXU	5	$ —
Total Electric-Integrated		79
Electronic Components-Miscellaneous — 0.1%		
Celestica*	600	4
Flextronics International*	130	1
Jabil Circuit	20	1
Total Electronic Components-Miscellaneous		6
Electronic Components-Semiconductors — 0.8%		
Applied Micro Circuits*	380	1
DSP Group*	310	6
Ikanos Communications*	180	1
Intel	60	1
International Rectifier*	30	1
MEMC Electronic Materials*	150	9
Netlogic Microsystems*	50	1
Nvidia*	80	2
PMC-Sierra*	170	1
QLogic*	200	4
Samsung Electronics GDR 144A	25	8
Semtech*	120	2
Silicon Image*	80	1
Xilinx	75	2
Zoran*	120	2
Total Electronic Components-Semiconductors		42
Electronic Design Automation — 0.1%		
Comtech Group*	80	1
Synplicity*	530	4
Total Electronic Design Automation		5
Electronic Forms — 0.4%		
Adobe Systems*	435	18
Total Electronic Forms		18
Electronic Measuring Instruments — 0.2%		
Agilent Technologies*	200	7
Itron*	30	2
Total Electronic Measuring Instruments		9
Electronic Parts Distribution — 0.2%		
Arrow Electronics*	200	7
Avnet*	20	1
Total Electronic Parts Distribution		8
Electronics-Military — 0.2%		
EDO	100	3
L-3 Communications Holdings	60	5
Total Electronics-Military		8
Energy-Alternate Sources — 0.1%		
Covanta Holding*	300	7
Total Energy-Alternate Sources		7

Description	Shares	Value (000)
Engineering/R&D Services — 0.1%		
Fluor	40	$ 4
Total Engineering/R&D Services		4
Enterprise Software/Services — 0.7%		
BMC Software*	200	6
Concur Technologies*	85	2
Lawson Software*	520	4
Oracle*	735	13
Sybase*	300	8
Ultimate Software Group*	55	1
Total Enterprise Software/Services		34
Entertainment Software — 0.1%		
Activision*	210	4
Electronic Arts*	10	1
THQ*	60	2
Total Entertainment Software		7
Fiduciary Banks — 0.2%		
Mellon Financial	3	—
Northern Trust	150	9
Total Fiduciary Banks		9
Filtration/Separation Products — 0.2%		
Pall	200	8
Total Filtration/Separation Products		8
Finance-Commercial — 0.0%		
NewStar Financial*	30	1
Total Finance-Commercial		1
Finance-Consumer Loans — 0.4%		
Encore Capital Group*	310	3
First Marblehead	60	3
Nelnet, Cl A	50	1
Portfolio Recovery Associates*	50	2
SLM	252	11
Total Finance-Consumer Loans		20
Finance-Credit Card — 0.2%		
American Express	201	11
Total Finance-Credit Card		11
Finance-Investment Banker/Broker — 1.1%		
Citigroup	254	13
Evercore Partners, Cl A	7	—
Goldman Sachs Group	15	3
Greenhill	20	1
JPMorgan Chase	382	19
Lazard, Cl A	375	19
Lehman Brothers Holdings	5	—
Morgan Stanley	20	2
optionsXpress Holdings	50	1
Total Finance-Investment Banker/Broker		58
Finance-Mortgage Loan/Banker — 0.1%		
Fannie Mae	98	5
Total Finance-Mortgage Loan/Banker		5

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Finance-Other Services — 0.3%		
Asset Acceptance Capital*	370	$ 6
GFI Group*	30	2
International Securities Exchange Holdings	30	1
Nasdaq Stock Market*	130	4
Total Finance-Other Services		13
Financial Guarantee Insurance — 0.2%		
AMBAC Financial Group	45	4
MGIC Investment	93	5
Total Financial Guarantee Insurance		9
Food-Dairy Products — 0.3%		
Dean Foods*	218	10
Wimm-Bill-Dann Foods ADR	85	7
Total Food-Dairy Products		17
Food-Meat Products — 0.1%		
Tyson Foods, Cl A	144	3
Total Food-Meat Products		3
Food-Miscellaneous/Diversified — 0.2%		
ConAgra Foods	140	3
SunOpta*	55	1
Unilever	120	4
Total Food-Miscellaneous/Diversified		8
Food-Wholesale/Distribution — 0.2%		
Sysco	190	6
United Natural Foods*	50	2
Total Food-Wholesale/Distribution		8
Forestry — 0.2%		
Plum Creek Timber	250	10
Total Forestry		10
Gambling (Non-Hotel) — 0.0%		
Pinnacle Entertainment*	83	2
Total Gambling (Non-Hotel)		2
Gas-Distribution — 0.0%		
WGL Holdings	20	1
Total Gas-Distribution		1
Gold Mining — 0.1%		
Randgold Resources ADR	300	7
Total Gold Mining		7
Golf — 0.0%		
Callaway Golf	60	1
Total Golf		1
Hazardous Waste Disposal — 0.1%		
Stericycle*	45	4
Total Hazardous Waste Disposal		4
Health Care Cost Containment — 0.3%		
Hooper Holmes*	400	2

Description	Shares	Value (000)
Health Care Cost Containment — continued		
McKesson	199	$ 11
Total Health Care Cost Containment		13
Hotels & Motels — 0.2%		
InterContinental Hotels ADR	30	1
Lodgian*	90	1
Marriott International, Cl A	70	3
Starwood Hotels & Resorts Worldwide	48	3
Wyndham Worldwide*	20	1
Total Hotels & Motels		9
Human Resources — 0.8%		
Hewitt Associates, Cl A*	400	12
Hudson Highland Group*	140	2
Kenexa*	60	2
Manpower	100	7
Monster Worldwide*	385	18
Total Human Resources		41
Import/Export — 0.0%		
Castle Brands*	70	1
Total Import/Export		1
Independent Power Producer — 0.0%		
Calpine*	100	—
Mirant*	20	1
Reliant Energy*	70	1
Total Independent Power Producer		2
Industrial Audio & Video Products — 0.0%		
SRS Labs*	50	1
Total Industrial Audio & Video Products		1
Industrial Automation/Robot — 0.0%		
Cognex	40	1
Total Industrial Automation/Robot		1
Industrial Gases — 0.5%		
Air Products & Chemicals	20	1
Praxair	375	24
Total Industrial Gases		25
Instruments-Scientific — 0.2%		
PerkinElmer	450	11
Total Instruments-Scientific		11
Insurance Brokers — 0.1%		
Marsh & McLennan	140	4
Total Insurance Brokers		4
Internet Application Software — 0.1%		
Cryptologic	80	2
DealerTrack Holdings*	78	2
Vocus*	52	1
Total Internet Application Software		5

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Internet Connective Services — 0.0%		
Cogent Communications Group*	80	$ 2
Total Internet Connective Services		2
Internet Financial Services — 0.0%		
Online Resources*	135	2
Total Internet Financial Services		2
Internet Infrastructure Software — 0.1%		
F5 Networks*	30	2
Opsware*	122	1
Total Internet Infrastructure Software		3
Internet Security — 0.2%		
Checkfree*	40	1
Ipass*	160	1
Symantec*	380	7
Total Internet Security		9
Investment Management/Advisory Services — 0.2%		
Affiliated Managers Group*	30	4
Legg Mason	45	4
Total Investment Management/Advisory Services		8
Lasers-Systems/Components — 0.1%		
Electro Scientific Industries*	190	4
Total Lasers-Systems/Components		4
Life/Health Insurance — 0.1%		
Cigna	50	7
Total Life/Health Insurance		7
Linen Supply & Related Items — 0.0%		
Cintas	30	1
Total Linen Supply & Related Items		1
Machine Tools & Related Products — 0.2%		
Kennametal	150	10
Total Machine Tools & Related Products		10
Machinery-Construction & Mining — 0.5%		
Caterpillar	225	15
Terex*	158	11
Total Machinery-Construction & Mining		26
Machinery-Print Trade — 0.0%		
Zebra Technologies, Cl A*	40	2
Total Machinery-Print Trade		2
Medical Imaging Systems — 0.0%		
Vital Images*	26	1
Total Medical Imaging Systems		1
Medical Information Systems — 0.4%		
Allscripts Healthcare Solutions*	60	2
Cerner*	290	16

Description	Shares	Value (000)
Medical Information Systems — continued		
IMS Health	50	$ 1
Total Medical Information Systems		19
Medical Instruments — 0.6%		
Abaxis*	20	1
Cambridge Heart*	420	1
Conceptus*	110	2
Medtronic	350	17
Micrus Endovascular*	20	1
Natus Medical*	180	3
St. Jude Medical*	30	1
Symmetry Medical*	240	4
Total Medical Instruments		30
Medical Labs & Testing Services — 0.2%		
Covance*	25	2
Laboratory Corp of America Holdings*	100	7
Total Medical Labs & Testing Services		9
Medical Products — 0.4%		
Baxter International	208	11
Henry Schein*	95	5
Syneron Medical*	90	3
Total Medical Products		19
Medical-Biomedical/Genetic — 0.8%		
Barrier Therapeutics*	520	4
Cambrex	100	2
Celgene*	85	4
Genzyme*	315	19
Invitrogen*	30	2
Keryx Biopharmaceuticals*	110	1
Lifecell*	50	1
Martek Biosciences*	90	2
Medimmune*	20	1
Orchid Cellmark*	200	1
PDL BioPharma*	130	3
Total Medical-Biomedical/Genetic		40
Medical-Drugs — 2.6%		
Allergan	130	14
Angiotech Pharmaceuticals*	490	3
Aspreva Pharmaceuticals*	90	2
Axcan Pharma*	180	3
Bristol-Myers Squibb	358	10
Cephalon*	200	14
Dr Reddy's Lab ADR	800	13
Indevus Pharmaceuticals*	90	1
Medicis Pharmaceutical, Cl A	25	1
Pfizer	1,339	34
Santarus*	220	1
Schering-Plough	952	24
Valeant Pharmaceuticals International	160	3
Wyeth	243	12
Total Medical-Drugs		135
Medical-Generic Drugs — 0.2%		
Perrigo	220	4

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Medical-Generic Drugs — continued		
Teva Pharmaceutical Industries ADR	100	$ 4
Total Medical-Generic Drugs		8
Medical-HMO — 0.5%		
UnitedHealth Group	186	10
WellPoint*	186	15
Total Medical-HMO		25
Medical-Outpatient/Home Medical — 0.1%		
Lincare Holdings*	50	2
Radiation Therapy Services*	86	2
Total Medical-Outpatient/Home Medical		4
Medical-Wholesale Drug Distributors — 0.4%		
AmerisourceBergen	155	8
Cardinal Health	159	12
Total Medical-Wholesale Drug Distributors		20
Metal Processors & Fabricators — 0.3%		
Commercial Metals	250	8
Haynes International*	10	1
Ladish*	15	1
Precision Castparts	45	4
Total Metal Processors & Fabricators		14
Metal-Aluminum — 0.1%		
Alcoa	130	4
Total Metal-Aluminum		4
Metal-Diversified — 0.0%		
Freeport-McMoRan Copper & Gold, Cl B	1	—
Total Metal-Diversified		—
Miscellaneous Manufacturing — 0.0%		
Aptargroup	20	1
Total Miscellaneous Manufacturing		1
Multi-Line Insurance — 1.5%		
ACE	51	3
Allstate	168	10
American International Group	160	11
Cincinnati Financial	200	8
Hartford Financial Services Group	74	7
Loews	210	10
Metlife	172	11
XL Capital, Cl A	232	16
Total Multi-Line Insurance		76
Multimedia — 0.1%		
Entravision Communications, Cl A*	130	1
Gemstar-TV Guide International*	660	3
Total Multimedia		4

Description	Shares	Value (000)
Networking Products — 0.2%		
Cisco Systems*	230	$ 6
Foundry Networks*	120	1
Netgear*	20	1
Switch & Data Facilities*	76	1
Total Networking Products		9
Non-Ferrous Metals — 0.3%		
Cameco	350	14
USEC*	70	1
Total Non-Ferrous Metals		15
Non-Hazardous Waste Disposal — 0.2%		
Allied Waste Industries*	660	8
Total Non-Hazardous Waste Disposal		8
Office Automation & Equipment — 0.0%		
Pitney Bowes	40	2
Total Office Automation & Equipment		2
Office Supplies & Forms — 0.2%		
Avery Dennison	150	10
Total Office Supplies & Forms		10
Oil & Gas Drilling — 0.2%		
Diamond Offshore Drilling	20	2
Pride International*	50	1
Rowan	20	1
Transocean*	63	5
Total Oil & Gas Drilling		9
Oil Companies-Exploration & Production — 0.9%		
Arena Resources*	20	1
ATP Oil & Gas*	30	1
Cnooc Limited ADR	100	9
Denbury Resources*	50	1
Mariner Energy*	40	1
Newfield Exploration*	150	6
Parallel Petroleum*	50	1
Southwestern Energy*	480	20
Stone Energy*	80	2
Ultra Petroleum*	30	2
Total Oil Companies-Exploration & Production		44
Oil Companies-Integrated — 1.5%		
BP ADR	66	4
Chevron	52	4
ConocoPhillips	188	13
Exxon Mobil	260	20
Hess	150	8
Occidental Petroleum	255	13
Petroleo Brasileiro ADR	100	10
Surgutneftegaz ADR	100	6
Total Oil Companies-Integrated		78
Oil Field Machinery & Equipment — 0.2%		
Dresser-Rand Group*	80	2
Grant Prideco*	45	2
Metretek Technologies*	60	1

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Oil Field Machinery & Equipment — continued		
National Oilwell Varco*	50	$ 4
Total Oil Field Machinery & Equipment		9
Oil Refining & Marketing — 0.1%		
Tesoro	50	5
Total Oil Refining & Marketing		5
Oil-Field Services — 0.3%		
Hanover Compressor*	60	1
Helix Energy Solutions*	200	8
Key Energy Services*	130	2
W-H Energy Services*	55	3
Total Oil-Field Services		14
Paper & Related Products — 0.3%		
Abitibi-Consolidated	2,180	6
Bowater	100	2
Caraustar Industries*	150	1
Neenah Paper	70	3
Smurfit-Stone Container*	140	2
Total Paper & Related Products		14
Pharmacy Services — 0.4%		
Medco Health Solutions*	42	3
Omnicare	380	15
Total Pharmacy Services		18
Physical Practice Management — 0.2%		
Pediatrix Medical Group*	150	9
Total Physical Practice Management		9
Physical Therapy/Rehabilitation Centers — 0.1%		
Psychiatric Solutions*	130	5
Total Physical Therapy/Rehabilitation Centers		5
Pipelines — 0.6%		
El Paso	540	8
National Fuel Gas	200	9
Questar	100	9
Spectra Energy	160	4
Total Pipelines		30
Platinum — 0.0%		
Stillwater Mining*	70	1
Total Platinum		1
Printing-Commercial — 0.3%		
RR Donnelley & Sons	425	16
Total Printing-Commercial		16
Property/Casualty Insurance — 0.7%		
Arch Capital Group*	150	10
Safeco	150	10
Travelers	100	5
WR Berkley	300	10
Total Property/Casualty Insurance		35

Description	Shares	Value (000)
Publishing-Books — 0.0%		
Scholastic*	60	$ 2
Total Publishing-Books		2
Publishing-Newspapers — 0.1%		
Gannett	79	4
Total Publishing-Newspapers		4
Publishing-Periodicals — 0.1%		
Playboy Enterprises, Cl B*	260	3
Total Publishing-Periodicals		3
Quarrying — 0.4%		
Vulcan Materials	155	18
Total Quarrying		18
Radio — 0.0%		
Radio One, Cl D*	350	2
Total Radio		2
Real Estate Management/Services — 0.2%		
CB Richard Ellis Group, Cl A*	285	10
Total Real Estate Management/Services		10
Real Estate Operation/Development — 0.1%		
Brookfield Properties	107	4
Total Real Estate Operation/Development		4
Reinsurance — 0.8%		
Allied World Assurance Holdings	40	2
Aspen Insurance Holdings	230	6
Axis Capital Holdings	40	1
Berkshire Hathaway, Cl B*	2	7
Endurance Specialty Holdings	100	3
Everest Re Group	10	1
Montpelier Re Holdings	330	6
PartnerRe	100	7
Platinum Underwriters Holdings	120	4
RenaissanceRe Holdings	100	5
Total Reinsurance		42
REITs-Apartments — 0.7%		
Apartment Investment & Management, Cl A	150	9
Archstone-Smith Trust	131	7
AvalonBay Communities	53	7
BRE Properties, Cl A	38	2
Equity Residential	139	7
GMH Communities Trust	110	1
UDR	113	3
Total REITs-Apartments		36
REITs-Diversified — 0.3%		
Digital Realty Trust	82	3
PS Business Parks	27	2
Vornado Realty Trust	79	10
Total REITs-Diversified		15

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
REITs-Hotels — 0.3%		
Ashford Hospitality Trust	160	$ 2
DiamondRock Hospitality	176	3
Host Hotels & Resorts	312	8
Total REITs-Hotels		13
REITs-Manufactured Homes — 0.0%		
Equity Lifestyle Properties	29	2
Total REITs-Manufactured Homes		2
REITs-Office Property — 0.6%		
Alexandria Real Estate Equities	34	3
American Financial Realty Trust	150	2
BioMed Realty Trust	56	2
Boston Properties	112	13
Corporate Office Properties Trust	70	3
Kilroy Realty	20	2
SL Green Realty	39	5
Total REITs-Office Property		30
REITs-Regional Malls — 0.7%		
CBL & Associates Properties	200	9
General Growth Properties	93	6
Macerich	33	3
Simon Property Group	138	15
Taubman Centers	67	4
Total REITs-Regional Malls		37
REITs-Shopping Centers — 0.4%		
Developers Diversified Realty	73	5
Federal Realty Investment Trust	42	4
Kimco Realty	112	5
Regency Centers	64	5
Total REITs-Shopping Centers		19
REITs-Storage — 0.2%		
Public Storage	64	6
U-Store-It Trust	76	2
Total REITs-Storage		8
REITs-Warehouse/Industrial — 0.2%		
EastGroup Properties	38	2
Prologis	146	9
Total REITs-Warehouse/Industrial		11
Rental Auto/Equipment — 0.0%		
Avis Budget Group*	20	1
Total Rental Auto/Equipment		1
Retail-Apparel/Shoe — 0.7%		
Abercrombie & Fitch, Cl A	180	14
Aeropostale*	110	4
Footstar*	420	4
Kenneth Cole Productions, Cl A	110	3
Men's Wearhouse	200	9
Total Retail-Apparel/Shoe		34

Description	Shares	Value (000)
Retail-Building Products — 0.4%		
Lowe's	670	$ 21
Total Retail-Building Products		21
Retail-Computer Equipment — 0.1%		
GameStop, Cl A*	190	6
Total Retail-Computer Equipment		6
Retail-Consumer Electronics — 0.3%		
Best Buy	295	14
Total Retail-Consumer Electronics		14
Retail-Discount — 0.1%		
Citi Trends*	34	2
Dollar General	252	5
Total Retail-Discount		7
Retail-Drug Store — 0.6%		
CVS	778	27
Rite Aid*	900	5
Total Retail-Drug Store		32
Retail-Major Department Store — 0.4%		
JC Penney	165	13
Sears Holdings*	48	9
Total Retail-Major Department Store		22
Retail-Office Supplies — 0.2%		
Office Depot*	233	8
OfficeMax	20	1
Total Retail-Office Supplies		9
Retail-Pet Food & Supplies — 0.1%		
Petsmart	105	3
Total Retail-Pet Food & Supplies		3
Retail-Propane Distribution — 0.1%		
Star Gas Partners*	1,380	5
Total Retail-Propane Distribution		5
Retail-Regional Department Store — 0.1%		
Dillard's, Cl A	200	7
Total Retail-Regional Department Store		7
Retail-Restaurants — 0.5%		
BJ's Restaurants*	30	1
Cheesecake Factory*	50	1
Chipotle Mexican Grill, Cl A*	20	1
Panera Bread, Cl A*	65	4
Starbucks*	560	18
Total Retail-Restaurants		25
Retail-Sporting Goods — 0.1%		
Dick's Sporting Goods*	30	2
Hibbett Sports*	50	1
Zumiez*	30	1
Total Retail-Sporting Goods		4

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Retail-Video Rental — 0.0%		
Blockbuster, Cl A*	350	$ 2
Total Retail-Video Rental		2
Retirement/Aged Care — 0.0%		
Sunrise Senior Living*	30	1
Total Retirement/Aged Care		1
S&L/Thrifts-Eastern US — 0.0%		
Brookline Bancorp	100	1
Total S&L/Thrifts-Eastern US		1
S&L/Thrifts-Western US — 0.3%		
Washington Federal	350	8
Washington Mutual	146	6
Total S&L/Thrifts-Western US		14
Satellite Telecom — 0.0%		
Loral Space & Communications*	40	2
Total Satellite Telecom		2
Schools — 0.2%		
Capella Education*	40	1
DeVry	30	1
ITT Educational Services*	65	5
Learning Tree International*	240	3
Strayer Education	17	2
Total Schools		12
Semiconductor Components-Integrated Circuits — 0.7%		
ChipMOS TECHNOLOGIES*	260	2
Cypress Semiconductor*	20	—
Integrated Device Technology*	40	1
Maxim Integrated Products	460	13
Taiwan Semiconductor Manufacturing ADR	1,000	11
United Microelectronics ADR	3,100	10
Total Semiconductor Components-Integrated Circuits		37
Semiconductor Equipment — 0.3%		
Applied Materials	80	2
Brooks Automation*	180	3
Cabot Microelectronics*	70	2
Tessera Technologies*	58	2
Ultratech*	130	2
Varian Semiconductor Equipment Associates*	46	2
Total Semiconductor Equipment		13
Specified Purpose Acquisition — 0.0%		
Marathon Acquisition*	110	1
Total Specified Purpose Acquisition		1
Steel Pipe & Tube — 0.2%		
Mueller Water Products, Cl A	160	2
Mueller Water Products, Cl B	30	—

Description	Shares	Value (000)
Steel Pipe & Tube — continued		
TMK GDR*	165	$ 6
Total Steel Pipe & Tube		8
Steel-Producers — 0.1%		
Nucor	100	7
Total Steel-Producers		7
Steel-Specialty — 0.1%		
Allegheny Technologies	63	7
Total Steel-Specialty		7
Super-Regional Banks-US — 0.7%		
Bank of America	244	13
Capital One Financial	191	14
Wells Fargo	310	11
Total Super-Regional Banks-US		38
Telecommunications Equipment — 0.2%		
Andrew*	60	1
CommScope*	48	2
Plantronics	220	5
Tollgrade Communications*	260	3
Total Telecommunications Equipment		11
Telecommunications Equipment-Fiber Optics — 0.0%		
Oplink Communications*	80	1
Total Telecommunications Equipment-Fiber Optics		1
Telecommunications Services — 0.5%		
Amdocs*	255	9
Cbeyond*	86	3
Lightbridge*	40	1
Mastec*	250	3
Orbcomm*	90	1
Time Warner Telecom, Cl A*	295	6
Total Telecommunications Services		23
Telephone-Integrated — 1.1%		
AT&T	571	22
IDT, Cl B	140	1
Philippine Long Distance Telephone ADR	300	16
Sprint Nextel	32	1
Verizon Communications	360	14
Total Telephone-Integrated		54
Television — 0.0%		
Sinclair Broadcast Group, Cl A	120	2
Total Television		2
Therapeutics — 0.5%		
Gilead Sciences*	310	24
Medicines*	70	2
Theravance*	50	1
Total Therapeutics		27
Tobacco — 0.9%		
Altria Group	204	18
Imperial Tobacco Group ADR	188	17

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Tobacco — continued		
Reynolds American	39	$ 2
UST	146	9
Total Tobacco		46
Tools-Hand Held — 0.2%		
Stanley Works	167	9
Total Tools-Hand Held		9
Toys — 0.1%		
Mattel	124	3
Total Toys		3
Transactional Software — 0.1%		
Innerworkings*	129	1
VeriFone Holdings*	45	2
Total Transactional Software		3
Transport-Equipment & Leasing — 0.1%		
GATX	60	3
Greenbrier	40	1
Total Transport-Equipment & Leasing		4
Transport-Rail — 0.5%		
Burlington Northern Santa Fe	113	9
Canadian Pacific Railway	100	6
CSX	200	8
Total Transport-Rail		23
Transport-Services — 0.1%		
FedEx	8	1
Ryder System	51	3
UTI Worldwide	90	2
Total Transport-Services		6
Veterinary Diagnostics — 0.0%		
VCA Antech*	50	2
Total Veterinary Diagnostics		2
Vitamins & Nutrition Products — 0.1%		
Herbalife*	80	3
Total Vitamins & Nutrition Products		3
Web Hosting/Design — 0.1%		
Equinix*	50	4
Total Web Hosting/Design		4
Web Portals/ISP — 0.8%		
Google, Cl A*	64	29
Yahoo!*	445	14
Total Web Portals/ISP		43
Wireless Equipment — 1.0%		
American Tower, Cl A*	730	28
Nokia ADR	379	9
Qualcomm	320	14
Total Wireless Equipment		51

Description	Shares	Value (000)
Wound, Burn & Skin Care — 0.0%		
Obagi Medical Products*	65	$ 1
Total Wound, Burn & Skin Care		1
X-Ray Equipment — 0.0%		
Hologic*	40	2
Total X-Ray Equipment		2
Total Common Stock		
(Cost $2,906)		2,985
FOREIGN COMMON STOCK — 18.3%		
Australia — 1.7%		
BHP Billiton	1,406	34
Leighton Holdings	1,191	32
QBE Insurance Group	650	17
Tattersall's	976	4
Total Australia		87
Belgium — 0.5%		
Dexia	936	28
Total Belgium		28
Canada — 0.7%		
Manulife Financial	400	14
Methanex	1,000	22
Total Canada		36
France — 0.9%		
AXA	75	3
BNP Paribas	292	31
Camaieu	40	14
Total France		48
Germany — 2.1%		
Allianz SE	160	33
Bayerische Motoren Werke	322	19
Deutsche Bank	227	30
ThyssenKrupp	466	23
Total Germany		105
Indonesia — 0.3%		
Bank Rakyat Indonesia	17,500	9
PT Astra International*	5,500	8
Total Indonesia		17
Italy — 0.6%		
Enel	66	1
Fiat*	1,197	30
Total Italy		31
Japan — 3.8%		
Alpine Electronics	1,300	24
BMB	2,000	8
Daiichikosho	1,000	11
Hudson Soft*	700	11
Leopalace21	700	23
Nippon Steel	5,000	35

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Shares	Value (000)
Japan — continued		
Pacific Management	1	$ 2
Sumco	700	29
Sumitomo Pipe & Tube	2,000	15
Tokyo Leasing	200	3
Toyota Motor	500	32
Total Japan		193
Luxembourg — 0.2%		
Millicom International Cellular*	100	8
Total Luxembourg		8
Malaysia — 0.2%		
Genting Bhd	800	9
SP Setia	1,200	3
Total Malaysia		12
Netherlands — 0.8%		
Royal Dutch Shell, Cl A	1,222	41
Total Netherlands		41
New Zealand — 0.4%		
Telecom Corp of New Zealand	6,091	21
Total New Zealand		21
Norway — 0.6%		
Tandberg	1,400	29
Total Norway		29
Philippines — 0.2%		
Ayala	690	8
Total Philippines		8
Spain — 1.2%		
Banco Bilbao Vizcaya Argentaria	1,269	31
Banco Santander Central Hispano	1,807	32
Total Spain		63
Sweden — 1.2%		
Beijer Alma	1,000	14
Skandinaviska Enskilda Banken, Cl A	800	26
Svenska Handelsbanken	700	21
Total Sweden		61
Switzerland — 0.6%		
Zurich Financial Services	106	31
Total Switzerland		31
United Kingdom — 2.3%		
AstraZeneca	573	31
BT Group	4,902	29
CSR*	35	—
Eurocastle Investment	10	1
Game Group Plc	3,265	9
J. Sainsbury	302	3
Reckitt Benckiser	557	29

Description	Shares/Face Amount (000)	Value (000)
United Kingdom — continued		
Royal Bank of Scotland	346	$ 14
Total United Kingdom		116
Total Foreign Common Stock		
(Cost $933)		935
U.S. TREASURY OBLIGATIONS — 7.4%		
U.S. Treasury Bond		
4.875%, 07/31/11	$ 145	147
U.S. Treasury Notes		
4.625%, 11/15/09	65	65
4.625%, 02/29/12	90	91
4.625%, 11/15/16	25	25
4.625%, 02/15/17	35	35
4.500%, 02/15/36	15	14
Total U.S. Treasury Obligations		
(Cost $377)		377
U.S. GOVERNMENT AGENCY MORTGAGE-BACKED OBLIGATIONS — 5.7%		
Federal National Mortgage Association		
6.000%, 01/01/37	71	72
5.500%, 01/01/37	146	144
5.000%, 05/01/36	74	72
Total U.S. Government Agency Mortgage-Backed Obligations		
(Cost $289)		288
INVESTMENT COMPANIES — 3.9%		
Growth-Small Cap — 0.0%		
iShares Russell 2000 Growth Index Fund	10	1
Total Growth-Small Cap		1
Index Fund-Small Cap — 3.9%		
iShares S&P SmallCap 600/BARRA Value Index Fund	2,600	199
Total Index Fund-Small Cap		199
Total Investment Companies		
(Cost $198)		200
FOREIGN BONDS — 3.0%		
Deutschland Republic (EUR) 4.500%, 01/04/13	112	152
Total Foreign Bonds		
(Cost $149)		152

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

Description	Face Amount (000)	Value (000)
REPURCHASE AGREEMENT — 2.9%		
Morgan Stanley, 5.140%, dated 03/30/07, to be repurchased on 04/02/07, repurchase price $149,118 (collateralized by a U.S. Government obligation, par value $155,000, 5.500%, 02/18/09; total market value $156,066) (A)	$ 149	$ 149
Total Repurchase Agreement		
(Cost $149)		149
Total Investments — 99.7% †		
(Cost $5,001)		5,086
Other Assets and Liabilities, Net — 0.3%		13
Total Net Assets — 100.0%		$ 5,099

* Non-income producing security.

144A — Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration normally to qualified institutions. On March 31, 2007, the value of these securities amounted to $8 (000), representing 0.2% of the net assets of the Portfolio.

(A) — Tri-party repurchase agreement

ADR — American Depositary Receipt

Cl — Class

EUR — Euro

GDR — Global Depositary Receipt

HMO — Health Maintenance Organization

ISP — Internet Service Provider

R&D — Research and Development

REITs — Real Estate Investment Trusts

S&L — Savings and Loan

Ser — Series

Cost figures are shown with "000's" omitted.

Amounts designated as "—" are either $0 or have been rounded to $0.

† At March 31, 2007, the tax basis cost of the Portfolio's investments was $5,001,442, and the unrealized appreciation and depreciation were $185,333 and $(100,333), respectively.

SCHEDULE OF INVESTMENTS

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

As of March 31, 2007, the Portfolio had the following forward foreign currency contracts outstanding:

Maturity Date	Currency to Deliver		Currency to Receive		Unrealized Appreciation/ (Depreciation)
04/20/2007	USD	(1,688)	PHP	81,353	$ 6
06/13/2007	EUR	(118,336)	USD	157,006	$ (1,509)
			TOTAL		**$ (1,503)**

EUR — Euro

PHP — Philippine Peso

USD — U.S. Dollar

The following is a summary of the significant accounting policies followed by the Portfolios.

Security Valuation — Investment securities of a Portfolio, including securities sold short, that are listed on a securities exchange, and for which market quotations are readily available, are valued at the last quoted sales price at the close of trading on the New York Stock Exchange ("NYSE") (normally 4:00 p.m., Eastern Time) each day that the NYSE is open. Investment securities of a Portfolio that are quoted on a national market system are valued at the official closing price provided by NASDAQ, or if there is none, at the last sales price. The Portfolios use pricing services to report the market value of securities in the portfolios; if the pricing service is not able to provide a price, or the pricing service quote of valuation is inaccurate or does not reflect the market value of the security, prices may be obtained through market quotations from independent broker/dealers. If market quotations from these sources are not readily available, securities are valued in accordance with Fair Value Procedures established by the Board of Trustees of the Trust (the "Board"). The Trust's Fair Value Procedures are implemented through a Fair Value Committee (the "Committee") designated by the Board. Some of the more common reasons that may necessitate that a security be valued using Fair Value Procedures include: the security's trading has been halted or suspended; the security has been de-listed from a national exchange; the security's primary trading market is temporarily closed at a time when, under normal conditions, it would be open; or the security's primary pricing source is not able or willing to provide a price. When a security is valued in accordance with the Fair Value Procedures, the Committee will determine the value after taking into consideration relevant information reasonably available to the Committee. The valuation is assigned to Fair Valued Securities for purposes of calculating a Portfolio's net asset value ("NAV"). Debt securities (other than short-term obligations), including listed issues, are valued on the basis of valuations furnished by a pricing service which utilizes electronic data processing techniques to determine valuations for normal institutional size trading units of debt securities, without exclusive reliance upon exchange or over-the-counter prices. Short-term obligations with maturities of 60 days or less may be valued at amortized cost, which approximates market value. Under this valuation method, acquisition discounts and premiums are accreted and amortized ratably to maturity and are included in interest income.

Foreign securities traded on the foreign exchanges in the Western Hemisphere are valued based upon quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates. In addition, if quotations are not readily available, or if the values have been materially affected by events occurring after the closing of a foreign market, assets may be valued by another method that the Board believes accurately reflects fair value.

Foreign securities traded in countries outside the Western Hemisphere are fair valued daily by utilizing the quotations of an independent pricing service, unless the Portfolio's investment advisor, Old Mutual Capital, Inc. (the "Advisor") determines that use of another valuation methodology is appropriate.

The pricing service uses statistical analyses and quantitative models to adjust local prices using factors such as subsequent movement and changes in the prices of indexes, securities and exchange rates in other markets in determining fair value as of the time the Portfolios calculate the NAVs.

Forward Foreign Currency Contracts — The Portfolios may enter into forward foreign currency contracts as hedges against specific transactions, Portfolio positions or anticipated Portfolio positions. All commitments are "marked-to-market" daily at the applicable foreign exchange rate, and any resulting unrealized gains or losses are recorded accordingly. The Portfolios realize gains and losses at the time the forward contracts are extinguished. Unrealized gains or losses on outstanding positions in forward foreign currency contracts held at the close of the period are recognized as ordinary income or loss for Federal income tax purposes. The Portfolios could be exposed to risk if the counterparties to the contracts are unable to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar. Finally, the risk exists that losses could exceed amounts disclosed on the Statements of Assets and Liabilities.

Foreign Withholding Taxes — The Portfolios may be subject to taxes imposed by countries in which they invest with respect to their investments in issuers existing or operating in such countries. Such taxes are generally based on income earned. The Portfolios accrue such taxes when the related income is earned.

Investments in Real Estate Investment Trusts ("REITs") — Dividend income is recorded based on the income included in distributions received from the REIT investments using published REIT reclassifications including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

Tri-Party Repurchase Agreements — Securities pledged as collateral for repurchase agreements are held by a third party custodian bank until the respective agreements mature. Provisions of the repurchase agreements and procedures adopted by the Board require that the market value of the

Old Mutual VA Asset Allocation Moderate Growth Portfolio
March 31, 2007 (Unaudited)

collateral, including accrued interest thereon, is sufficient in the event of default by the counterparty. If the counterparty defaults and the value of the collateral declines, or if the counterparty enters into insolvency proceedings, realization of the collateral by a Portfolio may be delayed or limited.

Foreign Currency Conversion — The books and records of the Portfolios are maintained in U.S. dollars. Foreign currency amounts are converted into U.S. dollars on the following basis:

(i) market value of investment securities, other assets and liabilities at the current rate of exchange; and

(ii) purchases and sales of investment securities, income and expenses at the relevant rates of exchange   prevailing on the respective dates of such transactions.

The Portfolios do not isolate that portion of gains and losses on investment securities that is due to changes in the foreign exchange rates from that which is due to changes in market prices of such securities. The Portfolios report gains and losses on foreign currency related transactions as components of realized gains and losses for financial reporting purposes, whereas such components are treated as ordinary income or loss for Federal income tax purposes.